Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2024 and 2023

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2024, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2024 and 2023, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2024 and 2023, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS 1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 4, 2024, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Company as of December 31, 2023, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated statement of financial position from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2024

This report is effective as of August 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(In millions of won)	Note		June 30, 2024(Unaudited)	December 31, 2023
Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	35,010,082	34,629,251
Financial assets at fair value through profit or loss	4, 8		74,487,460	71,216,564
Derivative assets	4, 9		6,317,567	4,711,421
Securities at fair value through other comprehensive income	4, 10		88,821,773	90,311,979
Securities at amortized cost	4, 10		36,007,704	35,686,487
Loans at amortized cost	4, 11		434,524,032	411,739,562
Property and equipment			3,968,103	3,972,304
Intangible assets			6,178,741	6,217,946
Investments in associates	12		2,760,114	2,692,031
Current tax receivable			36,792	30,590
Deferred tax assets			174,680	153,719
Investment property			354,231	257,806
Net defined benefit assets	16		176,112	114,378
Insurance contract assets	18		866	10,654
Reinsurance contract assets	18		113,438	88,353
Other assets	4, 11		38,711,097	29,925,844
Assets held for sale			37,091	36,444
Total assets		~~W~~	727,679,883	691,795,333

Liabilities
Deposits	4	~~W~~	402,755,997	381,512,664
Financial liabilities at fair value through profit or loss	4, 13		2,265,327	1,868,977
Financial liabilities designated at fair value through profit or loss	4, 14		7,638,048	7,796,727
Derivative liabilities	4, 9		6,239,753	5,038,416
Borrowings	4		57,197,232	56,901,352
Debt securities issued	4, 15		86,249,347	81,561,725
Net defined benefit liabilities	16		92,227	67,620
Provisions	17		1,369,861	1,369,666
Current tax payable			231,466	92,253
Deferred tax liabilities			507,799	542,595
Insurance contract liabilities	18		49,667,364	48,333,208
Reinsurance contract liabilities	18		116,490	93,240
Investment contract liabilities			1,369,005	1,572,685
Other liabilities	4		54,377,687	48,722,340
Total liabilities			670,077,603	635,473,468

Equity	20
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,201,088	4,001,731
Capital surplus			12,094,968	12,094,968
Capital adjustments			(706,879)	(658,664)
Accumulated other comprehensive loss			(1,967,062)	(1,074,453)
Retained earnings			38,245,507	36,387,314
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			54,837,263	53,720,537
Non-controlling interests			2,765,017	2,601,328
Total equity			57,602,280	56,321,865

Total liabilities and equity		~~W~~	727,679,883	691,795,333

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the six-month periods ended June 30, 2024 and 2023

			June 30, 2024 (Unaudited)		June 30, 2023 (Unaudited)
(In millions of won)	Notes		Three-month	Six- month	Three-month	Six- month
Interest income		~~W~~	7,244,965	14,435,457	6,814,724	13,307,663
Interest expense			(4,423,122)	(8,797,744)	(4,120,541)	(8,039,638)
Net interest income	22		2,821,843	5,637,713	2,694,183	5,268,025

Fees and commission income			1,121,853	2,186,078	1,045,050	1,995,691
Fees and commission expense			(405,945)	(766,769)	(395,747)	(742,963)
Net fees and commission income	23		715,908	1,419,309	649,303	1,252,728

Insurance income			778,581	1,543,924	727,261	1,412,926
Reinsurance income			8,148	22,959	10,194	23,256
Insurance service expenses			(491,515)	(967,462)	(457,677)	(901,012)
Reinsurance service expenses			(21,908)	(38,706)	(19,010)	(37,594)
Net insurance income	18		273,306	560,715	260,768	497,576

Insurance finance income			4,933	16,750	13,247	26,518
Insurance finance expense			(138,677)	(276,541)	(75,221)	(364,844)
Net insurance finance expense	19		(133,744)	(259,791)	(61,974)	(338,326)

Dividend income			74,465	153,554	60,729	129,201
Net gain on financial instruments at fair value through profit or loss			648,935	1,034,083	510,034	1,611,169
Net gain (loss) on financial instruments designated at fair value through profit or loss			(199,011)	(231,253)	15,707	(438,793)
Net gain on foreign currency transaction			207,415	341,746	25,117	226,176
Net gain (loss) on disposal of financial securities at fair value through other comprehensive income	10		5,162	27,280	5,599	(13,559)
Net gain (loss) on disposal of securities at amortized cost	10		(2)	(4)	(1)	356
Provision for allowance for credit loss	24		(605,501)	(977,480)	(522,279)	(983,483)
General and administrative expenses	25		(1,471,614)	(2,843,851)	(1,442,922)	(2,798,848)
Other operating expenses, net			(484,619)	(941,242)	(458,217)	(919,989)

Operating income			1,852,543	3,920,779	1,736,047	3,492,233

Equity method income	12		(7,359)	(14,958)	22,365	67,334
Other non-operating income (expense), net			26,255	(243,877)	(29,996)	25,612
Profit before income taxes			1,871,439	3,661,944	1,728,416	3,585,179

Income tax expense	27		420,453	863,129	459,636	902,056
Profit for the period		~~W~~	1,450,986	2,798,815	1,268,780	2,683,123
+

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the six-month periods ended June 30, 2024 and 2023

(In millions of won, except earnings per share data)			June 30, 2024 (Unaudited)		June 30, 2023 (Unaudited)
	Notes		Three- month	Six- month	Three- month	Six- month

Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or loss:
Valuation gain (loss) on securities at fair value through other comprehensive income		~~W~~	518,833	(85,638)	(745,255)	866,917
Equity in other comprehensive income (loss) of associates			(27)	(37)	4,261	6,154
Foreign currency translation adjustments for foreign operations			16,287	113,243	(53,452)	126,087
Net change in unrealized fair value of cash flow hedges			20,739	(21,513)	(29,693)	(7,300)
Net finance income (expense) on insurance contract assets (liabilities)			(944,731)	(1,012,217)	766,658	(164,257)
Net finance income (expense) on reinsurance contract assets (liabilities)			600	(495)	9,229	(3,831)
			(388,299)	(1,006,657)	(48,252)	823,770
Items that will never be reclassified to profit or loss:
Remeasurement of the net defined benefit liabilities (assets)			62,182	61,063	(33,198)	(36,614)
Valuation gain (loss) on securities at fair value through other comprehensive income			12,914	53,554	(17,780)	(67,538)
Gain (loss) on disposal of securities at fair value through other comprehensive income			478	(2,508)	-	(1,260)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(1,265)	(3,299)	(3,666)	883
			74,309	108,810	(54,644)	(104,529)
Total other comprehensive income (loss), net of income tax			(313,990)	(897,847)	(102,896)	719,241

Total comprehensive income for the period		~~W~~	1,136,996	1,900,968	1,165,884	3,402,364

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,425,479	2,747,011	1,238,265	2,626,223
Non-controlling interests			25,507	51,804	30,515	56,900
		~~W~~	1,450,986	2,798,815	1,268,780	2,683,123
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,110,843	1,848,764	1,135,245	3,343,340
Non-controlling interests			26,153	52,204	30,639	59,024
		~~W~~	1,136,996	1,900,968	1,165,884	3,402,364

Earnings per share:	28
Basic and diluted earnings per share in won		~~W~~	2,706	5,219	2,295	4,847

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month period ended June 30, 2024444

(In millions of won)		June 30, 2023
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558
Total comprehensive income
Profit for the period		-	-	-	-	-	2,626,223	2,626,223	56,900	2,683,123
Other comprehensive income, net of income tax:
Gain on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	796,612	-	796,612	1,507	798,119
Equity in other comprehensive income of associates		-	-	-	-	6,154	-	6,154	-	6,154
Foreign currency translation adjustments for foreign operations		-	-	-	-	125,391	-	125,391	696	126,087
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(7,300)	-	(7,300)	-	(7,300)
Net finance loss on insurance contract assets (liabilities)		-	-	-	-	(164,257)	-	(164,257)	-	(164,257)
Net finance loss on reinsurance contract assets (liabilities)		-	-	-	-	(3,831)	-	(3,831)	-	(3,831)
Remeasurement of defined benefit liabilities (assets)		-	-	-	-	(36,535)	-	(36,535)	(79)	(36,614)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	883	-	883	-	883
Total other comprehensive income		-	-	-	-	717,117	-	717,117	2,124	719,241
Total comprehensive income		-	-	-	-	717,117	2,626,223	3,343,340	59,024	3,402,364

Other changes in equity
Annual dividends		-	-	-	-	-	(455,215)	(455,215)	-	(455,215)
Quarterly dividends		-	-	-	-	-	(274,357)	(274,357)	-	(274,357)
Dividends to hybrid bonds		-	-	-	-	-	(91,954)	(91,954)	-	(91,954)
Issuance of hybrid bonds		-	398,831	-	-	-	-	398,831	-	398,831
Repayment of hybrid bonds		-	(134,678)	-	(322)	-	-	(135,000)	-	(135,000)
Transfer to retained earning of redemption loss of hybrid bonds		-	-	-	317	-	(317)	-	-	-
Acquisition of treasury stock (Note 20)		-	-	-	(285,947)	-	-	(285,947)	-	(285,947)
Retirement of treasury stock (Note 20)		-	-	-	285,947	-	(286,005)	(58)	-	(58)
Preferred stock converted to common stock		-	-	(75)	-	-	-	(75)	-	(75)
Change in other capital adjustments		-	-	-	55	-	(462)	(407)	-	(407)
Change in other non-controlling interests		-	-	-	(60)	-	-	(60)	48,004	47,944
		-	264,153	(75)	(10)	-	(1,108,310)	(844,242)	48,004	(796,238)
Reclassification between OCI and retained earnings		-	-	-	-	(2,319)	2,319	-	-	-
Balance at June 30, 2023 (Unaudited)	~~W~~	2,969,641	4,461,121	12,094,968	(582,869)	(1,195,952)	35,484,031	53,230,940	2,798,744	56,029,684

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month period ended June 30, 2024444

(In millions of won)		June 30, 2024
		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865
Total comprehensive income
Profit for the period		-	-	-	-	-	2,747,011	2,747,011	51,804	2,798,815
Other comprehensive income, net of income tax:								-
Loss on valuation and disposal of securities at fair value through other comprehensive income		-	-	-	-	(34,643)	-	(34,643)	51	(34,592)
Equity in other comprehensive income of associates		-	-	-	-	(37)	-	(37)	-	(37)
Foreign currency translation adjustments for foreign operations		-	-	-	-	113,077	-	113,077	166	113,243
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(21,513)	-	(21,513)	-	(21,513)
Net finance loss on insurance contract assets(liabilities)		-	-	-	-	(1,012,217)	-	(1,012,217)	-	(1,012,217)
Net finance loss on reinsurance contract assets (liabilities)		-	-	-	-	(495)	-	(495)	-	(495)
Remeasurements of defined benefit liability (asset)		-	-	-	-	60,880	-	60,880	183	61,063
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(3,299)	-	(3,299)	-	(3,299)
Total other comprehensive income		-	-	-	-	(898,247)	-	(898,247)	400	(897,847)
Total comprehensive income		-	-	-	-	(898,247)	2,747,011	1,848,764	52,204	1,900,968

Other changes in equity
Annual dividends		-	-	-	-	-	(268,697)	(268,697)	-	(268,697)
Quarterly dividends		-	-	-	-	-	(275,069)	(275,069)	-	(275,069)
Dividends to hybrid bonds		-	-	-	-	-	(85,806)	(85,806)	-	(85,806)
Issuance of hybrid bonds		-	398,833	-	-	-	-	398,833	-	398,833
Repayment of hybrid bonds		-	(199,476)	-	(524)	-	-	(200,000)	-	(200,000)
Transfer to retained earning of redemption loss of hybrid bonds		-	-	-	102,667	-	(102,667)	-	-	-
Acquisition of treasury stock (Note 20)		-	-	-	(300,050)	-	-	(300,050)	-	(300,050)
Disposal of treasury stock (Note 20)		-	-	-	296	-	-	296	-	296
Retirement of treasury stock (Note 20)		-	-	-	150,000	-	(150,056)	(56)	-	(56)
Change in other capital adjustments		-	-	-	(604)	-	(885)	(1,489)	-	(1,489)
Change in other non-controlling interests		-	-	-	-	-	-	-	111,485	111,485
		-	199,357	-	(48,215)	-	(883,180)	(732,038)	111,485	(620,553)
Reclassification between OCI and retained earnings		-	-	-	-	5,638	(5,638)	-	-	-
Balance at June 30, 2024 (Unaudited)	~~W~~	2,969,641	4,201,088	12,094,968	(706,879)	(1,967,062)	38,245,507	54,837,263	2,765,017	57,602,280

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 20234

			Six-month periods ended June 30
(In millions of won)	Notes		2024 (Unaudited)	2023 (Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	2,798,815	2,683,123
Adjustments for:
Interest income	22		(14,435,457)	(13,307,663)
Interest expense	22		8,797,744	8,039,638
Dividend income			(153,554)	(129,201)
Corporate tax expense			863,129	902,056
Net fees and commission expense			147,925	157,811
Net insurance contract income			(560,715)	(497,576)
Net insurance finance expense			259,791	338,326
Net gain on financial instruments at fair value through profit or loss			(683,255)	(834,246)
Net gain on derivatives			(169,142)	(81,328)
Net gain on foreign currency translation			(189,553)	(100,267)
Net loss on financial instruments designated at fair value through profit or loss			101,742	208,735
Net loss (gain) on disposal of securities at fair value through other comprehensive income	10		(27,280)	13,559
Net loss (gain) on disposal of securities at amortized cost	10		4	(356)
Provision for allowance for credit loss	24		977,480	983,483
Employee benefits			91,689	64,966
Depreciation and other amortization	25		615,151	574,869
Other operating expense			358,781	323,624
Equity method expense (income)	12		14,958	(67,334)
Other non-operating expense (income)			204,722	(54,792)
			(3,785,840)	(3,465,696)

Changes in assets and liabilities:
Due from banks at amortized cost			(1,456)	347,259
Securities at fair value through profit or loss			(2,719,145)	(618,632)
Loans at fair value through profit or loss			333,352	183,730
Financial instruments designated at fair value through profit or loss			(264,933)	(317,074)
Derivative instruments			(244,535)	(598,208)
Loans at amortized cost			(21,426,996)	2,680,673
Insurance contract assets			9,788	29
Reinsurance contract assets			(25,085)	11,935
Other assets			(9,468,937)	(6,309,298)
Deposits			21,002,712	2,437,804
Net defined benefit liabilities (assets)			(27,942)	64,631
Provisions			(286,763)	(360,213)
Insurance contract liabilities			(437,651)	(767,657)
Reinsurance contract liabilities			6,436	(6,348)
Investment contract liabilities			(235,094)	40,623
Other liabilities			5,680,859	9,000,634
			(8,105,390)	5,789,888

Income taxes paid			(387,800)	(1,017,312)
Interest received			14,050,319	12,735,007
Interest paid			(7,385,202)	(5,449,043)
Dividends received			152,206	134,959
Net cash flow from operating activities		~~W~~	(2,662,892)	11,410,926

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2024 and 20234

				Six-month periods ended June 30
(In millions of won)	Notes		2024 (Unaudited)	2023 (Unaudited)

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	2,156,164	2,594,339
Acquisition of financial instruments at fair value through profit or loss			(2,693,066)	(3,198,182)
Decrease in financial securities at fair value through other comprehensive income			22,556,397	21,223,747
Acquisition of securities at fair value through other comprehensive income			(20,063,332)	(19,567,268)
Decrease in securities at amortized cost			3,415,016	1,522,609
Acquisition of securities at amortized cost			(3,616,448)	(3,144,825)
Proceeds from disposal of property and equipment			5,215	9,028
Acquisition of property and equipment			(95,939)	(106,041)
Proceeds from disposal of intangible assets			4,752	19,167
Acquisition of intangible assets			(302,855)	(190,136)
Proceeds from disposal of investments in associates			194,453	179,849
Acquisition of investments in associates			(444,474)	(194,930)
Proceeds from disposal of investment property			5,281	166,712
Acquisition of investment property			(1,394)	(3,135)
Disposal of assets held-for-sale			-	1,576
Change in other assets			(8,791)	(188,154)
Proceeds from settlement of hedging derivative financial instruments			29,102	6,440
Payment of settlement of hedging derivative financial instruments			(64,077)	(30,063)
Net cash flow from investing activities		~~W~~	1,076,004	(899,267)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	398,833	398,831
Repayment of hybrid bonds			(200,000)	(135,000)
Net change in borrowings			(339,276)	1,016,778
Proceeds from debt securities issued			21,087,248	18,953,921
Repayments of debt securities issued			(17,873,570)	(22,197,747)
Increase in financial liabilities designated at fair value through profit or loss			-	209,969
Changes in other liabilities			(61,336)	60,286
Dividends paid			(629,266)	(821,158)
Proceeds from settlement of hedging derivative financial instruments			1,423,450	1,307,419
Payments of settlement of hedging derivative financial instruments			(1,427,307)	(1,232,115)
Acquisition of treasury stock			(300,050)	(285,947)
Disposal of treasury stock			296	-
Costs for retirement of treasury stock			(56)	(57)
Increase(decrease) in non-controlling interests			(289,382)	47,531
Repayments of lease liabilities			(129,236)	(136,777)
Conversion costs for preferred stock to common stock			-	(75)
Net cash flow from financing activities			1,660,348	(2,814,141)

Effect of exchange rate changes on cash and cash equivalents held			104,611	51,707
Increase in cash and cash equivalents			178,071	7,749,225

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2024 and 20234

Cash and cash equivalents at the beginning of the period	30		30,416,884	24,413,946

Cash and cash equivalents at the end of the period	30	~~W~~	30,594,955	32,163,171

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (Hereinafter referred to as the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2024 and December 31, 2023 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		June 30, 2024	December 31, 2023
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	June 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Securities Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Asset Management Co., Ltd.	〃	〃	100.0	100.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan Asset Trust Co. Ltd	〃	〃	100.0	100.0
〃	Shinhan Fund Partners Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd. (*2)	〃	〃	100.0	100.0
〃	Shinhan Venture Investment Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan EZ General Insurance, Ltd.	〃	〃	85.1	85.1
Shinhan Bank	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2024 and December 31, 2023 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		June 30, 2024	December 31, 2023
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	June 30	100.0	100.0
〃	LLP MFO Shinhan Finance	Kazakhstan	〃	75.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	76.3	76.3
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	〃	100.0	100.0
〃	Shinhan Securities Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	Indonesia	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd	Korea	〃	100.0	100.0
〃	Shinhan LifeCare Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.

(*2) The major assets were sold to Shinhan Bank, a subsidiary company, in January 2024, and the liquidation was completed after the distribution of remaining assets on July 15, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 208 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	-

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future's Fund and 168 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

1. Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) The summarized financial information of the controlling company and the Group’s major consolidated subsidiaries as of June 30, 2024 and December 31, 2023 is as follows:

		June 30, 2024			December 31, 2023
Investees(*1)(*2)		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	~~W~~	38,331,775	11,228,140	27,103,635	37,289,554	11,190,413	26,099,141
Shinhan Bank		542,458,849	507,678,944	34,779,905	508,497,276	474,966,063	33,531,213
Shinhan Card Co., Ltd.		43,525,075	35,415,530	8,109,545	43,420,162	35,365,175	8,054,987
Shinhan Securities Co., Ltd.		52,392,490	46,866,806	5,525,684	52,497,500	47,131,211	5,366,289
Shinhan Life Insurance Co., Ltd.		58,620,607	51,346,683	7,273,924	58,641,345	50,218,211	8,423,134
Shinhan Capital Co., Ltd.		13,065,928	10,813,544	2,252,384	13,018,880	10,791,281	2,227,599
Jeju Bank		7,250,515	6,663,041	587,474	7,162,714	6,626,863	535,851
Shinhan Asset Management Co., Ltd.		450,145	153,463	296,682	409,246	134,030	275,216
SHC Management Co., Ltd.		10,182	-	10,182	10,051	-	10,051
Shinhan DS		121,115	64,384	56,731	137,141	85,417	51,724
Shinhan Savings Bank		2,915,061	2,552,809	362,252	3,046,110	2,696,597	349,513
Shinhan Asset Trust Co., Ltd.		617,736	315,620	302,116	463,445	85,555	377,890
Shinhan Fund Partners		112,134	19,708	92,426	110,849	20,136	90,713
Shinhan REITs Management Co., Ltd.		87,381	14,361	73,020	72,018	9,522	62,496
Shinhan AI Co., Ltd.		32,877	65	32,812	35,674	940	34,734
Shinhan Venture Investment Co., Ltd.		178,502	88,992	89,510	171,783	90,515	81,268
Shinhan EZ General Insurance, Ltd.		269,849	146,579	123,270	261,204	131,875	129,329

(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

1. Reporting entity (continued)

ii) the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024			June 30, 2023
Investees (*1),(*2)		Operating income	Net income (loss) (*3)	Com- prehensive income (loss) (*3)	Operating income	Net income (*3)	Com- prehensive income (loss) (*3)
Shinhan Financial Group (separate)	~~W~~	1,978,106	1,736,881	1,735,344	1,997,317	1,730,323	1,729,553
Shinhan Bank		23,849,116	2,053,795	2,385,580	20,129,193	1,680,697	2,044,901
Shinhan Card Co., Ltd.		3,069,040	380,796	369,924	2,665,925	317,604	301,149
Shinhan Investment Corp.		6,469,320	207,160	205,187	5,366,404	241,858	233,718
Shinhan Life Insurance Co., Ltd.		3,589,718	312,907	(978,472)	3,387,237	311,682	544,971
Shinhan Capital Co., Ltd.		657,846	108,043	107,023	613,384	190,056	185,123
Jeju Bank		188,112	6,189	7,176	177,517	8,700	14,464
Shinhan Asset Management Co., Ltd.		155,267	45,852	45,866	70,195	14,479	14,464
SHC Management Co., Ltd.		-	131	131	-	164	164
Shinhan DS		151,645	3,354	5,008	143,428	3,696	2,276
Shinhan Savings Bank		131,433	12,467	12,739	137,983	16,993	17,055
Shinhan Asset Trust Co., Ltd.		53,980	(175,099)	(175,254)	74,897	38,327	38,151
Shinhan Fund Partners		33,626	7,810	7,810	30,840	5,030	5,030
Shinhan REITs Management Co., Ltd.		16,264	10,526	10,524	4,995	864	860
Shinhan AI Co., Ltd.		-	(1,921)	(1,923)	5,243	(1,564)	(1,571)
Shinhan Venture Investment Co, Ltd.		30,632	8,122	8,242	12,472	2,261	2,288
Shinhan EZ General Insurance, Ltd.		39,019	(6,026)	(6,059)	18,836	(721)	(544)
(*1) The summarized financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization-specialized limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) It includes non-controlling interest.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). These consolidated interim financial statements are prepared under K-IFRS 1034, ‘Interim Financial Reporting’ and contains less information than required in the annual consolidated financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2023.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual circumstances, the related actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2023 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

3. Material accounting policies

(a) The Group applies the same accounting policies applied as when preparing the annual consolidated financial statements for the year ended December 31, 2023, except for the following amendments that has been applied for the first time since January 1, 2024 and as described in Note 2. (b).

i) Amendment to K-IFRS No. 1001 'Presentation of Financial Statements' - Classification of Liabilities as Current or Non-current

The amendments clarify that the classification of liabilities as current or non-current should be based on the substantive rights existing at the end of the reporting period and that the classification is unaffected by management’s intentions or expectations about whether the company will exercise its right to defer settlement of a liability. The amendments also introduce a definition of settlement to make clear that settlement includes the transfer to the counterparty of the company's own equity instruments, however, it would be excluded if an option to settle the liability by the transfer of the company’s own equity instruments is recognized separately from the liability in compound financial instruments. There is no significant impact on the consolidated financial statements from these amendments.

ii) Amendments to K-IFRS No. 1007, ‘Cash Flow Statement’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ - Supplier Finance Arrangements

The amendments add to the disclosure objectives in K-IFRS 1007, ‘Cash Flow Statement,’ that information about supplier finance arrangements should be disclosed to enable users of financial statements to assess the impact of those arrangements on the Company’s liabilities and cash flows. The amendments also amend K-IFRS 1107, ‘Financial Instruments: Disclosures,’ to add supplier finance arrangements as an example of a requirement to disclose information about an entity’s exposure to concentrations of liquidity risk. There is no significant impact on the consolidated financial statements from these amendments.

iii) The following new and amended standards are not expected to have a significant impact on the consolidated financial statements.

- Lease Liability in a Sale and Leaseback (the K-IFRS 1116 'lease')

- Disclosure of Virtual Assets (the K-IFRS 1001 'Financial statement presentation')

(b) As of June 30, 2024, the newly enacted and disclosed but not yet effective new K-IFRS are as follows:

i) Amendment to K-IFRS No. 1021 'Effects of Changes in Foreign Exchange Rates' and No. 1101 ‘First-time adoption of K-IFRS’ – Lack of Exchangeability

These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. These amendments are set for prospective application to fiscal years beginning on or after January 1, 2025, with early application permitted. Consolidated entities are currently assessing the impacts of these amendments on the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (hereinafter referred to as the “Group”) manages various risks that may occur in each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled, and reported in accordance with risk management guidelines established by the controlling company and each subsidiary.

i) Risk management principles

The risk management principles of the Group are as follows:

- All sales activities should be carried out in consideration of the balance between risk and profit within the preset risk propensity.

-The controlling company presents the best practices for the group risk management, supervises compliance, and has responsibilities and authorities for monitoring at the group level.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a careful view to prepare for possible deterioration of the situation even in normal conditions.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (hereinafter referred to as the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's Chief Risk Management Officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be affordable by the Group and each subsidiary, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

ii-1) Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The Committee's resolutions are as follows.

- Establish a basic risk management policy consistent with the management strategy.

- Determination of the level of risk that can be borne by the group and each subsidiary

- Approve the appropriate investment limit or loss allowance limit

- Establishment and revision of group risk management regulations and group risk council regulations

- Matters concerning risk management organizational structure and division of duties.

- Matters concerning the operation of the risk management system.

- Matters concerning the establishment of various limits and approval of excess limits

- Decisions related to the approval of the group's internal rating law for non-retail and retail credit rating systems by the Financial Supervisory Service

- Matters concerning risk disclosure policy

- Results of crisis situation analysis and related capital management plans and financing plans

- Matters deemed necessary by the board of directors

- Matters required by external regulations such as the Financial Services Commission, and matters prescribed by other regulations, guidelines, etc.

- Matters deemed necessary by the Chairperson

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

ii-2) Group Risk Management Council

In order to maintain the Group's risk policies and strategies consistently, discuss all risk-related matters of the Group and make resolutions on matters necessary to implement the policies prescribed by the Group Risk Management Committee. The members shall be chaired by the risk management officer of the group and shall be comprised of the risk management officer of the major subsidiaries.

iii) Group risk management framework

iii-1) Risk Capital Management

Risk capital refers to the capital required to compensate for losses in case of a potential risk being realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and its subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management and a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

iii-2) Risk monitoring

The Group proactively manages risks by periodically identifying risk factors that may affect the Group’s business environment, through a multidimensional risk monitoring system. Each subsidiary is required to report to the Company any factors that could have a material impact on the group-level risk management, and the Company prepares weekly, monthly and occasional monitoring reports to the Group management including the CRO.

In addition, the Group performs preemptive risk management through a “Risk Dashboard” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each subsidiary, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

iii-3) Risk review

When promoting new products or new businesses and changing major policies, risk factors are reviewed by a pre-defined checklist to block reckless promotion of businesses that are not easy to judge risks and support rational decision-making. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following, should there be any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

iii-4) Crisis management

The Group maintains a group-wide risk management system by detecting signals of any risk crisis to respond on a timely, efficient and flexible manner, thereby ensuring the Group’s sustainability. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “cautious’, “alert”, “imminent crisis” and “crisis”, determination of which are based on quantitative and qualitative monitoring and consequence analysis, Under circumstance of any such contingencies, each subsidiary is required to respond according to a prescribed contingency plan. At the controlling company level, the Group establishes and maintains a system that can detect and respond to crisis, consistent group-wide. The Group directly gets involved in a situation when deemed necessary, such as two or more subsidiaries entering into ‘cautious’ level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the CRO as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The committee decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the Group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision. Moreover, measuring credit risk and managing limit for portfolios are included in the process. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the personal information, the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch’s RM (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring system (CSS) based on objective statistical methods and bank credit policies.

The Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested for an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairman, the head of each business division and supporting division, and the head of the related departments. Apart from the RMC, the credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to credit policy decisions, separate from credit monitoring.

Shinhan Card’s credit rating system is divided into ASS(Application Scoring System) and BSS(Behavior Scoring System). Unless a customer falls under “rejections due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of AS is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions, and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of default over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, available without undue cost or effort and indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit risk rating is the main variable input to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased since the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)
Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification precautionary or below
Borrower with early warning signals	Borrower with early warning signals	Specific delinquent pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, there should be no excessively frequent movement between the 12-month expected credit loss accumulation target and the entire period expected credit loss accumulation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk, and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms)

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects future forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Group utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to predict forward-looking information.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group analyzed the data experienced in the past, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected forward looking information through regression estimation. To reflect internal and external economic uncertainties, the Group reviewed not only the existing 3 scenarios (‘upside’, ‘central’, and ‘downside’) but also an additional scenario, the ‘worst’ scenario for final forward-looking information.

Major macroeconomic variables	Correlation between credit risks

GDP growth rate	(-)
Private consumption index growth rate	(-)
Index of equipment investment growth rate	(-)
Consumer price index growth rate	(+)
Balance on current account	(-)

The predicted correlation between the macroeconomic variables used by the consolidated entity and the risk of default has been derived based on long-term data over the past ten years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions, and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying value of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it deems that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying value, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without considering of any collateral held or other credit enhancements as of June 30, 2024 and December 31, 2023 is as follows:

		June 30, 2024	December 31, 2023
Due from banks and loans at amortized cost(*1),(*3):
Banks	~~W~~	13,764,579	15,099,247
Retail		191,543,084	177,454,344
Government/Public sector/Central bank		23,854,398	21,981,065
Corporations		211,600,562	202,763,657
Card receivables		26,439,415	26,896,950
		467,202,038	444,195,263

Due from banks and loans at fair value through profit or loss(*3):
Banks		131,839	238,740
Corporations		1,354,405	1,550,565
		1,486,244	1,789,305

Securities at fair value through profit or loss		69,254,661	65,575,798
Securities at fair value through other comprehensive income		87,074,207	88,637,000
Securities at amortized cost(*1)		36,007,704	35,686,487
Derivative assets		6,317,567	4,711,421
Other financial assets(*1),(*2)		35,402,536	26,880,554
Guarantee contracts		22,065,542	18,374,287
Loan commitments and other credit liabilities		218,735,816	212,078,870
	~~W~~	943,546,315	897,928,985

(*1) The maximum exposure amount of due from banks and loans at amortized cost, securities at amortized cost and other financial assets are recorded as net of allowances.

(*2) Other financial assets mainly consist of receivables, accrued income, secured deposits, prepayment and uncollected domestic exchange settlement.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	10,737,793	2,595,050	457,473	7,027	-	13,797,343	(32,764)	13,764,579	29,252
Retail		168,167,204	6,634,615	12,756,531	3,748,873	1,190,231	192,497,454	(954,370)	191,543,084	141,613,638
Government/Public sector/ Central bank		21,119,435	2,656,954	81,883	357	-	23,858,629	(4,231)	23,854,398	2,500
Corporations		117,502,744	51,280,164	18,994,053	24,445,497	1,723,928	213,946,386	(2,345,824)	211,600,562	113,663,135
Card receivable		20,404,843	2,636,032	1,490,108	2,388,975	625,938	27,545,896	(1,106,481)	26,439,415	20,038
		337,932,019	65,802,815	33,780,048	30,590,729	3,540,097	471,645,708	(4,443,670)	467,202,038	255,328,563
Securities at fair value through other comprehensive income (loss) (*)		79,250,189	7,722,718	20,020	81,280	-	87,074,207	-	87,074,207	-
Securities at amortized cost		33,895,405	2,115,700	-	7,622	-	36,018,727	(11,023)	36,007,704	-
	~~W~~	451,077,613	75,641,233	33,800,068	30,679,631	3,540,097	594,738,642	(4,454,693)	590,283,949	255,328,563

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of June 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		12-month expected credit loss		Lifetime expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	12,465,770	2,260,226	392,061	80	-	15,118,137	(18,890)	15,099,247	39,768
Retail		158,067,855	6,429,281	8,934,566	3,839,919	1,054,827	178,326,448	(872,104)	177,454,344	122,490,514
Government/Public sector/ Central bank		20,226,305	1,680,151	82,000	2,952	-	21,991,408	(10,343)	21,981,065	2,500
Corporations		118,154,965	46,714,178	16,503,560	22,375,111	1,312,424	205,060,238	(2,296,581)	202,763,657	113,085,005
Card receivable		20,593,023	2,701,607	1,507,605	2,602,802	645,604	28,050,641	(1,153,691)	26,896,950	14,382
		329,507,918	59,785,443	27,419,792	28,820,864	3,012,855	448,546,872	(4,351,609)	444,195,263	235,632,169
Securities at fair value through other comprehensive income (loss) (*)		78,098,959	10,446,092	-	91,949	-	88,637,000	-	88,637,000	-
Securities at amortized cost		33,585,503	2,104,884	-	7,523	-	35,697,910	(11,423)	35,686,487	-
	~~W~~	441,192,380	72,336,419	27,419,792	28,920,336	3,012,855	572,881,782	(4,363,032)	568,518,750	235,632,169

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 31,591 million and ~~W~~ 42,477 million as of June 30, 2024 and December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	18,582,473	3,017,330	-	21,599,803
Lifetime expected credit loss		339,315	105,020	-	444,335
Impaired		-	-	21,404	21,404
		18,921,788	3,122,350	21,404	22,065,542
Loan commitment and other credit line
12-month expected credit loss		184,590,850	20,618,466	-	205,209,316
Lifetime expected credit loss		10,463,020	3,058,689	-	13,521,709
Impaired		-	-	4,791	4,791
		195,053,870	23,677,155	4,791	218,735,816
	~~W~~	213,975,658	26,799,505	26,195	240,801,358

		December 31, 2023
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	15,112,974	2,578,086	-	17,691,060
Lifetime expected credit loss		513,229	168,287	-	681,516
Impaired		-	-	1,711	1,711
		15,626,203	2,746,373	1,711	18,374,287
Loan commitment and other credit line
12-month expected credit loss		181,662,271	19,763,504	-	201,425,775
Lifetime expected credit loss		7,510,601	3,138,342	-	10,648,943
Impaired		-	-	4,152	4,152
		189,172,872	22,901,846	4,152	212,078,870
	~~W~~	204,799,075	25,648,219	5,863	230,453,157

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public sector/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (individuals)	Behavior scoring system of grade 7 or above	Behavior scoring system of below grade 7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

Analyses of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
Classification(*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,114,275	-	-	-	-	-	650,304	-	13,764,579
Retail		-	-	-	-	-	-	-	191,543,084	191,543,084
Government/Public sector/Central bank		23,651,070	-	-	-	-	-	203,328	-	23,854,398
Corporations		21,090,810	62,153,420	23,118,543	46,706,283	5,335,306	6,494,401	46,701,799	-	211,600,562
Card receivable		56,814	272,617	291,631	66,390	46,435	19,465	1,075,016	24,611,047	26,439,415
		57,912,969	62,426,037	23,410,174	46,772,673	5,381,741	6,513,866	48,630,447	216,154,131	467,202,038
Due from banks and loans at FVTPL
Banks		32,769	-	-	-	99,070	-	-	-	131,839
Corporations		939,908	172,711	107,377	112,058	-	-	22,351	-	1,354,405
		972,677	172,711	107,377	112,058	99,070	-	22,351	-	1,486,244
Securities at fair value through profit or loss		35,347,232	3,974,812	1,504,982	1,780,250	58,596	77,086	26,511,703	-	69,254,661
Securities at fair value through other comprehensive income		30,436,916	2,570,928	762,494	1,718,943	1,747,808	2,275	49,834,843	-	87,074,207
Securities at amortized cost		11,822,483	39,962	-	510,341	161,053	-	23,473,865	-	36,007,704
		136,492,277	69,184,450	25,785,027	50,894,265	7,448,268	6,593,227	148,473,209	216,154,131	661,024,854
Off-balance accounts
Guarantees		3,825,230	11,223,216	3,431,582	110,428	180,041	83,604	2,932,422	279,019	22,065,542
Loan commitments and other liabilities related to credit		18,762,863	33,136,828	10,616,298	4,541,177	2,321,083	418,630	19,265,326	129,673,611	218,735,816
	~~W~~	22,588,093	44,360,044	14,047,880	4,651,605	2,501,124	502,234	22,197,748	129,952,630	240,801,358

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

Analyses of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
Classification(*)		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Hospitality and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	14,677,168	-	-	-	-	-	422,079	-	15,099,247
Retail		-	-	-	-	-	-	-	177,454,344	177,454,344
Government/Public sector/Central bank		21,767,450	-	-	-	-	-	213,615	-	21,981,065
Corporations		17,974,146	58,338,956	23,517,815	47,301,730	4,823,554	6,730,886	44,076,570	-	202,763,657
Card receivable		56,507	276,256	284,905	71,169	45,769	19,810	948,359	25,194,175	26,896,950
		54,475,271	58,615,212	23,802,720	47,372,899	4,869,323	6,750,696	45,660,623	202,648,519	444,195,263
Due from banks and loans at FVTPL
Banks		30,743	-	-	49,526	99,043	-	59,428	-	238,740
Corporations		1,037,896	235,232	105,890	70,716	-	1,000	99,831	-	1,550,565
		1,068,639	235,232	105,890	120,242	99,043	1,000	159,259	-	1,789,305
Securities at fair value through profit or loss		35,228,859	3,211,188	1,175,495	1,308,223	98,864	68,630	24,484,539	-	65,575,798
Securities at fair value through other comprehensive income		30,283,670	2,934,740	734,170	1,698,290	1,774,505	31,055	51,180,570	-	88,637,000
Securities at amortized cost		11,514,420	9,961	-	354,906	284,080	-	23,523,120	-	35,686,487
		132,570,859	65,006,333	25,818,275	50,854,560	7,125,815	6,851,381	145,008,111	202,648,519	635,883,853
Off-balance accounts
Guarantees		2,518,182	9,139,168	3,504,409	119,573	152,112	60,077	2,601,841	278,925	18,374,287
Loan commitments and other liabilities related to credit		17,773,113	32,356,393	10,328,099	4,715,541	2,471,645	428,695	17,788,097	126,217,287	212,078,870
	~~W~~	20,291,295	41,495,561	13,832,508	4,835,114	2,623,757	488,772	20,389,938	126,496,212	230,453,157

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk management method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent of the operating department.

Trading positions refer to all transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, and risk hedging. Securities, foreign exchange position, and derivatives are included mainly as trading position. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank calculates the standard method market risk using its own model market risk calculation system. Shinhan Financial Investment uses its own market risk calculation system to calculate historical simulation VaR and the group market risk system to calculate standard method market risk.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the risk of trading account products by applying market risk standard methods. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standard method is a risk calculation method proposed by Basel Board of Banking Supervisors (BCBS) of Bank for International Settlements (BIS), Korea has reflected the Basel 3 standards of market risk sector to the detailed regulations on supervision of bank business from FY23 and followed these regulations. The standard method of the Basel 3 standards is the method to calculate and add up sensitivity risk, bankruptcy risk, and residual risk. Sensitivity risk measures delta, vega, and coverage of general interest rates, credit spreads, stocks, general products, and foreign exchange. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Coverage is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure, or the underlying asset is special.

Trading position data such as transactions holding for short-term resale, arbitrage through short-term price changes, risk-free arbitrage, risk hedging is automatically interfaced into measurement system. The system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for the trading department and desks, and monitors daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk(continued)

i) Market risk management from trading positions(continued)

i-2) Market risk management method(continued)

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. It also measures market risk standard methods to ensure consistent market risk management at the group level. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limits and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net interest income calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system varies by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk in The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based on IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. Dealers in the S&T Center manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In particular, after the bankruptcy of Silicon Valley Bank, the Group has been strengthening its ability to respond to liquidity crises by conducting crisis situation analysis using bank run scenarios for banks and savings bank subsidiaries. As such, the Group has been establishing and inspecting emergency procurement plans accordingly.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and pre-emptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
Classifications(*1)		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits(*2)	~~W~~	206,026,923	45,105,593	60,064,143	68,980,451	30,193,774	2,852,255	413,223,139
Financial liabilities at fair value through profit or loss		2,255,651	497	464	2,317	6,398	-	2,265,327
Borrowings		18,895,579	6,883,627	6,311,081	8,852,451	13,609,830	3,962,919	58,515,487
Debt securities issued		5,375,387	8,230,928	10,449,869	16,724,669	47,495,970	4,559,842	92,836,665
Financial liabilities designated at fair value through profit or loss		538,368	1,114,850	2,626,764	685,162	1,418,137	1,396,835	7,780,116
Investment contract liabilities		53,602	18,775	367,436	431,706	497,486	-	1,369,005
Other financial liabilities		46,074,956	74,952	721,107	387,311	1,326,458	4,726,127	53,310,911
	~~W~~	279,220,466	61,429,222	80,540,864	96,064,067	94,548,053	17,497,978	629,300,650
Off balance(*3):
Guarantee contracts	~~W~~	22,065,542	-	-	-	-	-	22,065,542
Other liabilities related to loan commitments		218,735,816	-	-	-	-	-	218,735,816
	~~W~~	240,801,358	-	-	-	-	-	240,801,358

Derivatives:
Derivatives	~~W~~	666,737	(23,692)	(26,139)	(81,002)	(2,294,088)	(181,617)	(1,939,801)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial liabilities and derivative financial instruments by remaining period as of June 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
Classifications(*1)		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial liabilities:
Liabilities:
Deposits(*2)	~~W~~	204,353,639	49,995,140	43,382,707	65,673,174	24,930,159	2,931,998	391,266,817
Financial liabilities at fair value through profit or loss		410,381	358	586	1,202	6,816	1,449,634	1,868,977
Borrowings		19,310,777	5,678,981	6,166,750	9,811,684	14,182,221	5,170,111	60,320,524
Debt securities issued		4,496,200	7,218,255	7,931,732	18,000,681	45,961,768	3,734,554	87,343,190
Financial liabilities designated at fair value through profit or loss		309,713	1,252,877	1,774,016	1,821,666	1,324,185	1,356,579	7,839,036
Investment contract liabilities		245,353	110,050	67,039	423,484	726,759	-	1,572,685
Other financial liabilities		39,957,559	219,656	394,997	252,445	1,637,763	808,731	43,271,151
	~~W~~	269,083,622	64,475,317	59,717,827	95,984,336	88,769,671	15,451,607	593,482,380
Off balance(*3):
Guarantee contracts	~~W~~	18,374,287	-	-	-	-	-	18,374,287
Other liabilities related to loan commitments		212,078,870	-	-	-	-	-	212,078,870
	~~W~~	230,453,157	-	-	-	-	-	230,453,157

Derivatives:
Derivatives	~~W~~	131,174	(101,655)	(335,841)	(104,002)	(1,657,294)	134,835	(1,932,783)

(*1) These amounts include cash flows of principal and interest on financial liabilities.

(*2) Demand deposits amounting to ~~W~~152,900,880 million and ~~W~~151,177,041 million as of June 30, 2024 and December 31, 2023 are included in the ‘Less than 1 month’ category, respectively.

(*3) Usually, a maturity date exists for guarantees, loan agreements, and other credit offerings provided by the Group. However, if the counterparty requests a payment, the payment must be performed immediately; hence, it is classified as the “earliest sections that can be performed”.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(e) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and Domestic-Systemically Important Banks(D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. In the domestic market, the economic response capital requirement has been increased from 0% to 1%, effective from May 1, 2024. Accordingly, as of June 30, 2024, the minimum regulatory BIS capital ratio to be observed is 12.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (1.0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

As of June 30, 2024, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical or discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:


Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	32,769	-	32,769
Loans at FVTPL		-	377,427	1,076,048	1,453,475
Securities at FVTPL:
Debt securities and other securities		13,118,618	40,895,240	15,140,322	69,154,180
Equity securities		2,253,237	-	1,493,318	3,746,555
Gold/silver deposits		100,481	-	-	100,481
		15,472,336	40,895,240	16,633,640	73,001,216
Derivative assets:
Trading		44,109	5,242,602	634,920	5,921,631
Hedging		-	395,936	-	395,936
		44,109	5,638,538	634,920	6,317,567
Securities measured at FVOCI:
Debt securities		37,331,717	49,742,490	-	87,074,207
Equity securities		808,736	-	938,830	1,747,566
		38,140,453	49,742,490	938,830	88,821,773
	~~W~~	53,656,898	96,686,464	19,283,438	169,626,800
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,786,057	-	-	1,786,057
Gold/silver deposits		479,270	-	-	479,270
		2,265,327	-	-	2,265,327
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	496,300	6,887,247	7,383,547
Debt securities issued		-	254,501	-	254,501
		-	750,801	6,887,247	7,638,048
Derivative liabilities:
Trading		54,516	4,688,728	469,733	5,212,977
Hedging		-	779,453	247,323	1,026,776
		54,516	5,468,181	717,056	6,239,753
	~~W~~	2,319,843	6,218,982	7,604,303	16,143,128

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of June 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	-	30,743	-	30,743
Loans at FVTPL		-	515,564	1,242,998	1,758,562
Securities at FVTPL:
Debt securities and other securities		11,248,555	39,736,457	14,487,080	65,472,092
Equity securities		2,253,651	-	1,597,810	3,851,461
Gold/silver deposits		103,706	-	-	103,706
		13,605,912	39,736,457	16,084,890	69,427,259
Derivative assets:
Trading		117,929	3,709,058	632,213	4,459,200
Hedging		-	252,221	-	252,221
		117,929	3,961,279	632,213	4,711,421
Securities measured at FVOCI:
Debt securities		39,111,078	49,525,922	-	88,637,000
Equity securities		725,796	-	949,183	1,674,979
		39,836,874	49,525,922	949,183	90,311,979
	~~W~~	53,560,715	93,769,965	18,909,284	166,239,964
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,449,634	-	-	1,449,634
Gold/silver deposits		419,343	-	-	419,343
		1,868,977	-	-	1,868,977
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	816,643	6,725,252	7,541,895
Debt securities issued		-	254,832	-	254,832
		-	1,071,475	6,725,252	7,796,727
Derivative liabilities:
Trading		46,578	3,369,771	783,587	4,199,936
Hedging		-	614,285	224,195	838,480
		46,578	3,984,056	1,007,782	5,038,416
	~~W~~	1,915,555	5,055,531	7,733,034	14,704,120

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3

The Group uses the evaluation value from external evaluators who are qualified and independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

		June 30, 2024
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		267,712	-	(117,990)	(33,479)	(23,128)
Recognized in other comprehensive income (loss) for the year		896	(20,292)	(4,482)	-	-
		268,608	(20,292)	(122,472)	(33,479)	(23,128)
Purchase		2,612,443	13,062	-	273,625	-
Issue		-	-	(3,554,749)	-	-
Settlement		(2,450,381)	(3,123)	3,515,226	72,387	-
Transfer to level3(*2)		13,698	-	-	3,931	-
Transfer from level3(*2)		(62,568)	-	-	97	-
Ending balance	~~W~~	17,709,688	938,830	(6,887,247)	165,187	(247,323)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Classification of financial instruments as fair value level 3 (continued)

The Group uses the evaluation value from external evaluators who are qualified and independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	15,047,137	981,329	(7,930,909)	61,622	(343,759)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		69,334	-	(244,146)	(15,540)	119,564
Recognized in other comprehensive income (loss) for the year		(532)	12,747	(1,907)	-	-
		68,802	12,747	(246,053)	(15,540)	119,564
Purchase		5,987,732	55,078	-	36,786	-
Issue		-	-	(6,343,080)	-	-
Settlement		(4,071,062)	(100,000)	7,794,790	(234,242)	-
Transfer to level3(*2)		299,148	29	-	-	-
Transfer from level3(*2)		(3,869)	-	-	-	-
Ending balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		June 30, 2024
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of June 30
Net gain on financial assets at fair value through profit or loss	~~W~~	234,233	287,499
Net loss on financial liabilities designated at fair value through profit or loss		(117,990)	(89,015)
Net other operating income		(23,128)	(23,128)
	~~W~~	93,115	175,356

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

		December 31, 2023
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at fair value through profit or loss	~~W~~	53,794	47,708
Net gain on financial liabilities designated at fair value through profit or loss		(244,146)	96,223
Other operating expenses		119,564	119,564
	~~W~~	(70,788)	263,495

(*2) The transfers between levels occurred due to changes in the availability of observable market data for the financial instruments. The consolidated entity recognizes level changes at the end of the reporting period in which the events or changes in circumstances that caused the transfers to occur.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	41,305,436	Discount rate, interest rate, stock price, etc.
			41,305,436
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		5,242,602	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			395,936
			5,638,538
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		49,742,490	Interest rate, discount rate, etc.
		~~W~~	96,686,464
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		254,501	Discount rate, volatility
Compound financial instruments		~~W~~	496,300	Underlying asset price
			750,801
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		4,688,728	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			779,453
			5,468,181
		~~W~~	6,218,982

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2024 and December 31, 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	40,282,764	Discount rate, interest rate, stock price and etc.
			40,282,764
Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		3,709,058	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			252,221
			3,961,279
Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		49,525,922	Interest rate, discount rate, etc.
		~~W~~	93,769,965
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		254,832	Discount rate, volatility
Compound financial instruments		~~W~~	816,643	Underlying asset price
			1,071,475
Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		3,369,771	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			614,285
			3,984,056
		~~W~~	5,055,531

(*) Option model that the Group uses in valuation includes Black-Scholes model, Hull-White model, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range(%)
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Income approach	~~W~~	16,216,370	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation Value	0.57~82.30 2.77~15.17 0.50~37.95 0.00 0.00
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis, Transaction case price, Cost method		1,493,318	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	19.24~46.47 4.49~24.85 0.00 0.42~0.68
			17,709,688
Derivative assets
Equity and foreign exchange related	Option model(*1)		97,917	The volatility of the underlying asset and Correlations	8.07~41.87 -42.43~90.87
Interest rates related	Option model(*1)		61,001	The volatility of the underlying asset and Correlations	0.52~0.89 -38.40~80.25
Credit and commodity related	Option model(*1)		476,002	The volatility of the underlying asset, Correlations and Hazard Rate	40.31~40.59 99.95~99.98 0.06~8.56
			634,920
Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		938,830	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	16.75~22.04 5.13~25.03 -1.00~1.00 0.50~67.91

		~~W~~	19,283,438

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2024 and December 31, 2023 are as follows (continued):

		June 30, 2024
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range(%)
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	6,887,247	The volatility of the underlying asset and Correlations	0.49~53.48 -42.43~80.25
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		115,228	The volatility of the underlying asset and Correlations	9.29~51.36 0.00~90.87
Interest rates related	Option model(*1)		500,825	The volatility of the underlying asset, Regression coefficient and Correlations	0.52~1.11 0.00~2.77 -38.40~90.34
Credit and commodity related	Option model(*1)		101,003	The volatility of the underlying asset, Correlations and Hazard Rate	0.69~6.02 0.63~80.25 0.11~7.00
			717,056
		~~W~~	7,604,303

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2024 and December 31, 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range(%)
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model(*1), Income approach	~~W~~	15,730,078	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation Value	1.00~76.22 2.44~16.17 -11.62~65.74 0.00 0.00
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis, Transaction case price, Cost method		1,597,810	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	0.51~51.57 2.61~31.73 0.00 0.51~74.30
			17,327,888
Derivative assets
Equity and foreign exchange related	Option model(*1)		97,403	The volatility of the underlying asset and Correlations	8.08~63.37 -1.74~69.79
Interest rates related	Option model(*1)		60,919	The volatility of the underlying asset and Correlations	0.19~0.68 75.14~77.30
Credit and commodity related	Option model(*1)		473,891	The volatility of the underlying asset, Correlations and Hazard Rate	34.52~41.77 99.83~99.95 0.08~3.60
			632,213
Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		949,183	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	20.60~27.84 5.14~20.90 -1.00~1.00 0.55~60.71

		~~W~~	18,909,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2024 and December 31, 2023 are as follows (continued):

	December 31, 2023
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range(%)
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	6,725,252	The volatility of the underlying asset and Correlations	0.26~81.98 -42.43~84.71
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		468,611	The volatility of the underlying asset and Correlations	7.58~81.98 -42.43~84.71
Interest rates related	Option model(*1)		445,572	The volatility of the underlying asset, Regression coefficient and Correlations	0.19~1.06 0.00~2.71 -38.52~90.34
Credit and commodity related	Option model(*1)		93,599	The volatility of the underlying asset, Correlations and Hazard Rate	0.26~24.67 -11.62~77.30 0.08~2.55
			1,007,782
		~~W~~	7,733,034

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc. Depending on the instrument type, methods such as Monte Carlo simulation are applied to some products.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of June 30, 2024 and December 31, 2023.

		June 30, 2024
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial assets at fair value through profit or loss	~~W~~	41,052	(38,195)
Derivative assets		24,353	(24,702)
Securities at fair value through other comprehensive income(*2)		38,504	(29,784)
	~~W~~	103,909	(92,681)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	21,261	(19,680)
Derivative liabilities		22,813	(21,752)
	~~W~~	44,074	(41,432)

		December 31, 2023
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1)(*2):
Financial assets at fair value through profit or loss	~~W~~	45,433	(42,214)
Derivative assets		19,994	(20,386)
Securities at fair value through other comprehensive income(*2)		44,286	(33,212)
	~~W~~	109,713	(95,812)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	30,543	(29,790)
Derivative liabilities		27,561	(27,525)
	~~W~~	58,104	(57,315)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset or correlations (-10~10%p), which is the major significant unobservable input.

(*2) Fair value changes are calculated by increasing or decreasing the growth rate and discount rate (-1~1%p), which are the major unobservable inputs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow to be received at the discount rate considering the market interest rate and the borrower's credit risk.
Securities

An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings

The carrying value and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The remaining liabilities and borrowings were calculated as fair value by discounting contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Investment contract liabilities

The carrying value is used instead of fair value for reserve for retirement pension contracts in accordance with the Insurance Act and the Enforcement Rules of the Insurance Business Act, due to the difficulties with calculating expected cash flows.

Other financial assets and other financial liabilities

The carrying value is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024		December 31, 2023
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	32,678,006	32,578,839	32,455,701	32,338,446

Loans measured at amortized cost		434,524,032	436,676,378	411,739,562	414,024,035

Securities measured at amortized cost:
Government bonds		22,969,524	22,419,073	22,787,609	22,182,130
Financial institution bonds		5,661,264	5,700,449	5,864,626	5,906,724
Corporation bonds		7,376,916	7,261,567	7,034,252	6,879,983
		36,007,704	35,381,089	35,686,487	34,968,837
Other financial assets		35,402,536	35,748,136	26,880,554	27,175,002
	~~W~~	538,612,278	540,384,442	506,762,304	508,506,320
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	152,900,880	152,900,880	151,177,041	151,177,041
Time deposits		220,349,654	220,726,882	202,106,686	202,405,752
Certificate of deposits		11,984,133	12,028,296	12,059,730	12,114,566
Issued bill deposits		8,390,154	8,389,373	7,614,701	7,614,012
CMA deposits		5,198,804	5,198,804	4,950,392	4,950,392
Others		3,932,372	3,932,330	3,604,114	3,604,031
		402,755,997	403,176,565	381,512,664	381,865,794
Borrowing debts:
Call-money		2,057,338	2,057,338	2,195,849	2,195,849
Bills sold		12,539	12,481	11,252	11,208
Bonds sold under repurchase agreements		16,341,196	16,341,196	17,312,576	17,312,576
Borrowings		38,786,159	38,770,831	37,381,675	37,322,235
		57,197,232	57,181,846	56,901,352	56,841,868
Debt securities issued:
Borrowings in Korean won		69,423,820	69,638,030	68,382,242	68,189,097
Borrowings in foreign currency		16,825,527	16,864,769	13,179,483	13,143,721
		86,249,347	86,502,799	81,561,725	81,332,818

Investment contract liabilities		1,369,005	1,369,005	1,572,685	1,572,685
Other financial liabilities		53,387,313	53,927,166	47,328,051	47,295,828
	~~W~~	600,958,894	602,157,381	568,876,477	568,908,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	542,564	32,036,275	-	32,578,839

Loans measured at amortized cost		-	2,404,147	434,272,231	436,676,378

Securities measured at amortized cost:
Government bonds		11,507,072	10,912,001	-	22,419,073
Financial institution bonds		1,972,431	3,728,018	-	5,700,449
Corporation bonds		-	7,261,567	-	7,261,567
		13,479,503	21,901,586	-	35,381,089

Other financial assets		-	24,926,519	10,821,617	35,748,136
	~~W~~	14,022,067	81,268,527	445,093,848	540,384,442
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	152,900,880	-	152,900,880
Time deposits		-	-	220,726,882	220,726,882
Certificate of deposit		-	-	12,028,296	12,028,296
Issued bill deposit		-	-	8,389,373	8,389,373
CMA deposits		-	5,198,804	-	5,198,804
Other		-	3,892,184	40,146	3,932,330
		-	161,991,868	241,184,697	403,176,565
Borrowing debts:
Call-money		-	2,057,338	-	2,057,338
Bills sold		-	-	12,481	12,481
Bonds sold under repurchase agreements		-	-	16,341,196	16,341,196
Borrowings		-	19,381	38,751,450	38,770,831
		-	2,076,719	55,105,127	57,181,846
Debts:
Borrowings in won		-	38,253,676	31,384,354	69,638,030
Borrowings in foreign currency		-	12,278,993	4,585,776	16,864,769
		-	50,532,669	35,970,130	86,502,799

Investment contract liabilities		-	-	1,369,005	1,369,005

Other financial liabilities		-	24,464,020	29,463,146	53,927,166
	~~W~~	-	239,065,276	363,092,105	602,157,381

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of June 30, 2024 and December 31, 2023 are as follows:

		December 31, 2023
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	554,703	31,783,743	-	32,338,446

Loans measured at amortized cost		-	1,633,949	412,390,086	414,024,035

Securities measured at amortized cost:
Government bonds		10,727,244	11,454,886	-	22,182,130
Financial institution bonds		2,005,877	3,900,847	-	5,906,724
Corporation bonds		-	6,879,983	-	6,879,983
		12,733,121	22,235,716	-	34,968,837

Other financial assets		-	16,393,625	10,781,377	27,175,002
	~~W~~	13,287,824	72,047,033	423,171,463	508,506,320
Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	-	151,177,041	-	151,177,041
Time deposits		-	-	202,405,752	202,405,752
Certificate of deposit		-	-	12,114,566	12,114,566
Issued bill deposit		-	-	7,614,012	7,614,012
CMA deposits		-	4,950,392	-	4,950,392
Other		-	3,565,491	38,540	3,604,031
		-	159,692,924	222,172,870	381,865,794
Borrowing debts:
Call-money		-	2,195,849	-	2,195,849
Bills sold		-	-	11,208	11,208
Bonds sold under repurchase agreements		-	-	17,312,576	17,312,576
Borrowings		-	221,256	37,100,979	37,322,235
		-	2,417,105	54,424,763	56,841,868
Debts:
Borrowings in won		-	36,388,349	31,800,748	68,189,097
Borrowings in foreign currency		-	10,456,332	2,687,389	13,143,721
		-	46,844,681	34,488,137	81,332,818

Investment contract liabilities		-	-	1,572,685	1,572,685

Other financial liabilities		-	20,658,155	26,637,673	47,295,828
	~~W~~	-	229,612,865	339,296,128	568,908,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4(f) Measurement of fair value.

The carrying value of each category of financial assets and financial liabilities as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	35,010,082	-	35,010,082
Due from banks at fair value through profit or loss		32,769	-	-	-	32,769
Securities at fair value through profit or loss		73,001,216	-	-	-	73,001,216
Derivatives assets		5,921,631	-	-	395,936	6,317,567
Loans at fair value through profit or loss		1,453,475	-	-	-	1,453,475
Loans at amortized cost		-	-	434,524,032	-	434,524,032
Securities at fair value through other comprehensive income		-	88,821,773	-	-	88,821,773
Securities at amortized cost		-	-	36,007,704	-	36,007,704
Others		-	-	35,402,536	-	35,402,536
	~~W~~	80,409,091	88,821,773	540,944,354	395,936	710,571,154

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of June 30, 2024 and December 31, 2023 are as follows (continued):

		June 30, 2024
		FVTPL	FVTPL liabilities designated	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	402,755,997	-	402,755,997
Financial liabilities at fair value through profit or loss		2,265,327	-	-	-	2,265,327
Financial liabilities designated at FVTPL		-	7,638,048	-	-	7,638,048
Derivatives liabilities		5,212,977	-	-	1,026,776	6,239,753
Borrowings		-	-	57,197,232	-	57,197,232
Debt securities issued		-	-	86,249,347	-	86,249,347
Investment contract liabilities		-	-	1,369,005	-	1,369,005
Others		-	-	53,387,313	-	53,387,313
	~~W~~	7,478,304	7,638,048	600,958,894	1,026,776	617,102,022

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of June 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	34,629,251	-	34,629,251
Due from banks at fair value through profit or loss		30,743	-	-	-	30,743
Securities at fair value through profit or loss		69,427,259	-	-	-	69,427,259
Derivatives assets		4,459,200	-	-	252,221	4,711,421
Loans at fair value through profit or loss		1,758,562	-	-	-	1,758,562
Loans at amortized cost		-	-	411,739,562	-	411,739,562
Securities at fair value through other comprehensive income		-	90,311,979	-	-	90,311,979
Securities at amortized cost		-	-	35,686,487	-	35,686,487
Others		-	-	26,880,554	-	26,880,554
	~~W~~	75,675,764	90,311,979	508,935,854	252,221	675,175,818

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

4. Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying value of each category of financial assets and financial liabilities as of June 30, 2024 and December 31, 2023 are as follows (continued):

		December 31, 2023
		FVTPL	FVTPL liabilities designated	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	381,512,664	-	381,512,664
Financial liabilities at fair value through profit or loss		1,868,977	-	-	-	1,868,977
Financial liabilities designated at FVTPL		-	7,796,727	-	-	7,796,727
Derivatives liabilities		4,199,936	-	-	838,480	5,038,416
Borrowings		-	-	56,901,352	-	56,901,352
Debt securities issued		-	-	81,561,725	-	81,561,725
Investment contract liabilities		-	-	1,572,685	-	1,572,685
Others		-	-	47,328,051	-	47,328,051
	~~W~~	6,068,913	7,796,727	568,876,477	838,480	583,580,597

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

5. Changes in subsidiaries

There are no major subsidiaries newly included in or excluded from the consolidated financial statements for the six-month period ended June 30, 2024 and for the year ended December 31, 2023

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of June 30, 2024 are as follows:

Segment	Description

Banking	Credit to customers, deposits from customers, and accompanying work
Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and accompanying work
Securities	Securities trading, consignment trading, underwriting and accompanying work
Insurance (*)	Life insurance business, non-life insurance business and accompanying work
Credit	Facility rental, new technology business financing and accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining businesses

(*) The Group had disclosed related information using the life insurance sales segment as a reporting segment. However, as the internal reporting method for the chief operating decision maker was changed to the insurance industry standard, from the previous period, the life insurance and non-life insurance sales segment has been integrated and redefined as the insurance segment. Accordingly, the reporting segment information for the previous term was restated.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of operating income(expense) and net profit(loss) for each operating segment for the six-month periods ended June 30, 2024 and 2023.

		June 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	4,455,648	959,751	276,908	(75,591)	84,383	44,881	(108,267)	5,637,713
Net fees and commission income (expense)		443,875	511,391	279,670	(2,556)	7,159	168,092	11,678	1,419,309
Reversal of (provision for) credit loss allowance		(170,113)	(435,924)	(22,036)	(1,821)	(78,693)	(269,399)	506	(977,480)
General and administrative expenses		(1,820,712)	(393,328)	(381,140)	(91,716)	(33,120)	(223,044)	99,209	(2,843,851)
Other operating income(expense)		(119,741)	(95,872)	120,233	601,163	131,248	339,041	(290,984)	685,088
Operating income(expense)		2,788,957	546,018	273,635	429,479	110,977	59,571	(287,858)	3,920,779
Equity method income (expense)		14,448	(4,803)	(4,073)	(128)	27,166	4,266	(51,834)	(14,958)
Income tax expense		565,815	126,129	57,994	117,822	28,507	1,450	(34,588)	863,129
Profit for the period	~~W~~	2,010,839	429,941	207,160	306,881	108,043	57,425	(321,474)	2,798,815
Controlling interest	~~W~~	2,010,504	428,478	207,171	306,881	108,043	57,425	(371,491)	2,747,011
Non-controlling interests		335	1,463	(11)	-	-	-	50,017	51,804

		June 30, 2023
		Banking	Credit card	Securities	insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	4,190,664	922,156	184,756	(112,635)	130,657	71,311	(118,884)	5,268,025
Net fees and commission income (expense)		394,148	421,199	251,000	(1,354)	7,895	187,620	(7,780)	1,252,728
Provision for credit loss allowance		(466,410)	(373,304)	(29,080)	(6,419)	(73,419)	(34,515)	(336)	(983,483)
General and administrative expenses		(1,814,188)	(380,731)	(371,609)	(119,802)	(33,483)	(193,296)	114,261	(2,798,848)
Other operating income(expense)		(77,956)	(119,852)	221,499	661,116	179,504	213,738	(324,238)	753,811
Operating income		2,226,258	469,468	256,566	420,906	211,154	244,858	(336,977)	3,492,233
Equity method income (expense)		58	(622)	8,793	(1,338)	36,573	1,277	22,593	67,334
Income tax expense		561,030	103,726	88,147	105,524	55,362	50,069	(61,802)	902,056
Profit for the period	~~W~~	1,638,324	368,677	241,858	310,343	190,056	194,782	(260,917)	2,683,123
Controlling interest	~~W~~	1,638,175	367,989	241,913	310,343	190,056	194,782	(317,035)	2,626,223
Non-controlling interests		149	688	(55)	-	-	-	56,118	56,900

6. Operating segments (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

(c) The following tables provide information of interest gains and losses from segment external customers and cross-sector interest gains and losses for the six-month periods ended June 30, 2024 and 2023.

		June 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	4,455,703	992,184	285,014	(76,154)	97,713	(1,947)	(114,800)	5,637,713
Internal transactions		(55)	(32,433)	(8,106)	563	(13,330)	46,828	6,533	-
	~~W~~	4,455,648	959,751	276,908	(75,591)	84,383	44,881	(108,267)	5,637,713

		June 30, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	4,194,111	957,881	191,061	(116,717)	137,464	28,718	(124,493)	5,268,025
Internal transactions		(3,447)	(35,725)	(6,305)	4,082	(6,807)	42,593	5,609	-
	~~W~~	4,190,664	922,156	184,756	(112,635)	130,657	71,311	(118,884)	5,268,025

(*) Consolidated adjustment to net interest income(expense) from external customers is from the securities and others which were measured at fair values as a part of business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the six-month periods ended June 30, 2024 and 2023.

		June 30, 2024
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income(loss) from:
External customers	~~W~~	464,496	537,133	282,511	608	6,318	128,243	-	1,419,309
Internal transactions		(20,621)	(25,742)	(2,841)	(3,164)	841	39,849	11,678	-
	~~W~~	443,875	511,391	279,670	(2,556)	7,159	168,092	11,678	1,419,309

		June 30, 2023
		Banking	Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income(loss) from:
External customers	~~W~~	415,961	427,882	255,378	1,214	6,091	146,202	-	1,252,728
Internal transactions		(21,813)	(6,683)	(4,378)	(2,568)	1,804	41,418	(7,780)	-
	~~W~~	394,148	421,199	251,000	(1,354)	7,895	187,620	(7,780)	1,252,728

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

7. Cash and due from banks at amortized cost

Restricted due from banks in accordance with Related Regulations or Acts as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023	Related Regulations or Acts
Due from banks in Korean won:
Reserve deposits	~~W~~	11,826,930	10,909,697	Article 55 of the Bank of Korea Act
Other deposits		1,466,174	1,633,297	Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		13,293,104	12,542,994

Due from banks in foreign currency		6,029,119	7,148,169	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.
	~~W~~	19,322,223	19,691,163

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

8. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Debt instruments:
Governments	~~W~~	8,797,569	6,392,302
Financial institutions		11,699,193	12,590,217
Corporations		11,706,057	10,949,245
Stocks with put option		645,205	651,045
Equity investment with put option		5,259,174	5,019,107
Beneficiary certificates		15,466,606	14,489,698
Commercial papers		8,123,083	8,631,502
CMA		4,178,668	3,473,984
Others(*)		3,278,625	3,274,992
		69,154,180	65,472,092

Equity instruments:
Stocks		3,616,630	3,732,637
Equity investment		7,207	8,093
Others		122,718	110,731
		3,746,555	3,851,461
		72,900,735	69,323,553
Others:
Loans		1,453,475	1,758,562
Due from banks		32,769	30,743
Gold/silver deposits		100,481	103,706
	~~W~~	74,487,460	71,216,564

(*) As of June 30, 2024 and December 31, 2023, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 2,008,822 million and ~~W~~1,841,473 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives outstanding as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	165,705,440	142,779,721
Currency swaps		53,299,810	45,159,344
Currency options		1,565,509	1,265,326
		220,570,759	189,204,391
Exchange traded:
Currency futures		1,845,827	2,189,413
		222,416,586	191,393,804
Interest rates related:
Over the counter:
Interest rate forwards and swaps		49,876,425	41,950,711
Interest rate options		849,557	516,577
		50,725,982	42,467,288
Exchange traded:
Interest rate futures		4,724,644	3,943,763
Interest rate swaps(*)		109,502,470	94,186,140
		114,227,114	98,129,903
		164,953,096	140,597,191
Credit related:
Over the counter:
Credit swaps		4,865,191	4,178,441

Equity related:
Over the counter:
Equity swaps and forwards		4,370,668	4,100,836
Equity options		4,682,695	3,552,337
		9,053,363	7,653,173
Exchange traded:
Equity futures		2,198,961	2,764,186
Equity options		148,518	240,603
		2,347,479	3,004,789
		11,400,842	10,657,962
Commodity related:
Over the counter:
Commodity swaps and forwards		1,871,075	1,034,225
Commodity options		-	8,000
		1,871,075	1,042,225
Exchange traded:
Commodity futures and options		158,412	93,004
		2,029,487	1,135,229
Hedge:
Currency forwards		2,339,674	2,142,233
Currency swaps		6,437,041	4,448,030
Interest rate forwards and swaps		13,119,891	12,469,580
		21,896,606	19,059,843
	~~W~~	427,561,808	367,022,470

(*) The notional amounts of derivatives outstanding those will be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024		December 31, 2023
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	2,767,725	1,822,462	1,558,662	1,402,185
Currency swaps		1,790,690	2,199,754	1,431,614	1,206,156
Currency options		13,921	14,785	13,128	13,065
		4,572,336	4,037,001	3,003,404	2,621,406
Exchange traded:
Currency futures		159	35	30	1,102
		4,572,495	4,037,036	3,003,434	2,622,508
Interest rates related:
Over the counter:
Interest rate forwards and swaps		675,317	849,380	683,814	902,989
Interest rate options		3,387	27,445	4,011	17,038
		678,704	876,825	687,825	920,027
Exchange traded:
Interest rate futures		1,666	4,239	2,253	11,757
		680,370	881,064	690,078	931,784
Credit related:
Over the counter:
Credit swaps		474,819	9,150	473,582	10,366

Equity related:
Over the counter:
Equity swap and forwards		86,683	56,873	166,010	350,768
Equity options		63,782	82,771	7,137	165,834
		150,465	139,644	173,147	516,602
Exchange traded:
Equity futures		17,065	39,465	66,356	16,346
Equity options		24,741	877	47,167	16,735
		41,806	40,342	113,523	33,081
		192,271	179,986	286,670	549,683
Commodity related:
Over the counter:
Commodity swaps and forwards		1,183	95,742	3,314	84,957
Exchange traded:
Commodity futures and options		493	9,999	2,122	638
		1,676	105,741	5,436	85,595
Hedge:
Currency forwards		5,507	100,203	21,580	34,492
Currency swaps		287,126	133,028	111,024	99,093
Interest rate forwards and swaps		103,303	793,545	119,617	704,895
		395,936	1,026,776	252,221	838,480
	~~W~~	6,317,567	6,239,753	4,711,421	5,038,416

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2023 and 2022(Unaudited), and December 31, 2022

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three- month	Six- month
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	284,393	841,345	(187,554)	113,552
Currency swaps		(308,183)	(807,385)	(33,652)	(142,976)
Currency options		1,290	2,414	950	580
		(22,500)	36,374	(220,256)	(28,844)
Exchange traded:
Currency futures		(33)	53	1,340	242
		(22,533)	36,427	(218,916)	(28,602)
Interest rates related:
Over the counter:
Interest rate forwards and swaps		41,100	83,795	17,400	88,398
Interest rate options		(431)	37	(2,654)	(2,949)
		40,669	83,832	14,746	85,449
Exchange traded:
Interest rate futures, etc.		(3,271)	(2,573)	14,729	9,521
		37,398	81,259	29,475	94,970
Credit related:
Over the counter:
Credit swaps		750	10,541	6,284	(2,566)

Equity related:
Over the counter:
Equity swap and forwards		(32,447)	42,416	(45,949)	45,654
Equity options		73,022	36,438	(19,230)	(32,691)
		40,575	78,854	(65,179)	12,963
Exchange traded:
Equity futures		(52,500)	(22,400)	55,235	(20,124)
Equity options		10,314	3,530	(45,394)	13,615
		(42,186)	(18,870)	9,841	(6,509)
		(1,611)	59,984	(55,338)	6,454
Commodity related:
Over the counter:
Commodity swaps and forwards		(2,599)	(9,564)	(40,134)	6,289
Commodity options		-	-	917	1,503
		(2,599)	(9,564)	(39,217)	7,792
Exchange traded:
Commodity futures and options		(9,069)	(9,505)	6,415	3,280
		(11,668)	(19,069)	(32,802)	11,072
Hedge:		46,812	(90,915)	(104,358)	66,441
	~~W~~	49,148	78,227	(375,655)	147,769

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

9. Derivatives (continued)

(d) Nominal amounts and average hedge ratio for hedging instruments as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	1,600,681	1,676,637	1,945,726	2,294,840	1,447,472	4,154,535	13,119,891
Average price condition (*1):		1.71%	1.98%	1.36%	1.65%	1.38%	0.39%	1.23%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk(*2):
Nominal values:		2,188,807	1,875,647	2,383,089	951,299	3,075,136	52,910	10,526,888
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,264.45 JPY/KRW 8.74, EUR/KRW 1,393.09, GBP/KRW 1,554.57, AUD/KRW 877.38, CAD/KRW 991.06, CNY/KRW 189.50, SEK/KRW 127.38.

		December 31, 2023
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	3,038,263	609,182	2,143,914	804,873	1,935,599	3,937,749	12,469,580
Average price condition (*1):		0.82%	3.02%	1.64%	1.65%	1.37%	0.74%	1.18%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk(*2):
Nominal values:		1,871,327	1,335,798	2,139,371	974,113	1,687,341	49,109	8,057,059
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,235.14, JPY/KRW 9.46, EUR/KRW 1,358.46, GBP/KRW 1,547.81, AUD/KRW 865.53, CAD/KRW 921.27, CNY/KRW 177.98, SEK/KRW 126.18.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	42,631,830	44,418,450
Financial institutions bonds		21,325,953	21,303,402
Corporate bonds and others		23,116,424	22,915,148
		87,074,207	88,637,000
Equity securities(*):
Stocks		1,601,235	1,527,182
Equity investments		5,083	2,153
Others		141,248	145,644
		1,747,566	1,674,979
		88,821,773	90,311,979
Securities at amortized cost:
Debt securities:
Government bonds		22,969,524	22,787,609
Financial institutions bonds		5,661,264	5,864,626
Corporate bonds and others		7,376,916	7,034,252
		36,007,704	35,686,487
	~~W~~	124,829,477	125,998,466

(*) Equity securities listed in the table above are classified as securities measured at other comprehensive income, as the Group is holding the securities due to a policy requirement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

		June 30, 2024
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910
Transfer (from)to 12-month expected credit losses		-	-	-	-	-	-
Transfer (from)to lifetime expected credit losses		-	-	-	-	-	-
Net increase and decrease(*)		(1,572,144)	9,351	(1,562,793)	320,718	99	320,817
Ending balance	~~W~~	86,972,907	101,300	87,074,207	36,011,105	7,622	36,018,727

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total

Beginning balance	~~W~~	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114
Transfer (from)to 12-month expected credit losses		18,873	(18,873)	-	-	-	-
Transfer (from)to lifetime expected credit losses		(47,209)	47,209	-	-	-	-
Net increase and decrease(*)		4,844,010	(3,585)	4,840,425	2,318,788	(2,992)	2,315,796
Ending balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910

(*) Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

		June 30, 2024
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total
Beginning allowance	~~W~~	41,568	909	42,477	11,283	140	11,423
Transfer (from) to 12-month expected credit losses		-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-
Reversal		(9,415)	(558)	(9,973)	(1,420)	(27)	(1,447)
Disposal and others(*)		(928)	15	(913)	1,045	2	1,047
Ending balance	~~W~~	31,225	366	31,591	10,908	115	11,023

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and debt securities at amortized cost for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Debt securities at fair value through other comprehensive income			Debt securities at amortized cost
		12 months expected credit losses	Life time expected credit losses	Total	12 months expected credit losses	Life time expected credit losses	Total

Beginning balance	~~W~~	40,501	113	40,614	10,759	157	10,916
Transfer (from)to 12-month expected credit losses		14	(14)	-	-	-	-
Transfer (from)to lifetime expected credit losses		(111)	111	-	-	-	-
Provision (reversal)		1,573	698	2,271	(113)	(23)	(136)
Disposal and others(*)		(409)	1	(408)	637	6	643
Ending balance	~~W~~	41,568	909	42,477	11,283	140	11,423

(*) Included the effects from changes in foreign exchange rate, debt restructuring, investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three-month	Six- month	Three-month	Six- month
Gain on disposal of securities at FVOCI	~~W~~	38,040	72,618	15,668	39,915
Loss on disposal of securities at FVOCI		(32,878)	(45,338)	(10,069)	(53,474)
Gain on disposal of securities at amortized cost (*)		-	-	-	358
Loss on disposal of securities at amortized cost (*)		(2)	(4)	(1)	(2)
	~~W~~	5,160	27,276	5,598	(13,203)

(*) The disposal is due to the issuers’ exercise of early redemption options.

(e) Income or loss on equity securities at fair value through other comprehensive income

i) The Group recognizes dividends, amounting to ~~W~~ 60,912 million and ~~W~~ 56,423 million, related to equity securities at fair value through other comprehensive income for the six-month periods ended June 30, 2024 and 2023, respectively.

ii) The details of disposal of equity securities at fair value through other comprehensive income for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30,2024	June 30, 2023
		Stocks acquired by investment conversion (*)
Fair value at the date of disposal	~~W~~	54,167	27,965
Cumulative net gain (loss) at the time of disposal		(3,392)	(1,713)

(*) The reason for the disposal is the disposal of stocks acquired by investment conversion.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc.

(a) Loans at amortized cost for configuration by customer as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Retail loans	~~W~~	158,069,945	155,103,825
Corporate loans(*)		244,354,705	224,916,377
Public and other loans		5,066,312	4,427,500
Loans between banks		3,356,535	3,049,239
Credit card receivables		27,581,791	28,090,168
		438,429,288	415,587,109
Discount		(22,882)	(23,063)
Deferred loan origination costs		536,211	505,986
		438,942,617	416,070,032
Less: Allowance for credit loss		(4,418,585)	(4,330,470)
	~~W~~	434,524,032	411,739,562

(*) Included loans for solo proprietor business, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

		June 30, 2024
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	Total
Beginning balance	~~W~~	356,983,353	56,073,735	3,012,944	59,409,121	245,916	167,788	475,892,857
Transfer (from) to 12 months expected credit losses		11,360,121	(11,338,711)	(21,410)	32,999	(32,896)	(103)	-
Transfer (from) to lifetime expected credit losses		(19,645,540)	19,806,218	(160,678)	(52,461)	52,570	(109)	-
Transfer (from) to credit- impaired financial assets		(622,061)	(1,188,725)	1,810,786	(4,931)	(15,292)	20,223	-
Net increase and decrease(*1)		23,164,624	896,680	187,169	8,809,608	19,990	125,602	33,203,673
Write-off(*2)		-	-	(685,424)	-	-	(22,739)	(708,163)
Disposal		(4,257)	(82,822)	(603,385)	(88)	(3,916)	(119,490)	(813,958)
Ending balance	~~W~~	371,236,240	64,166,375	3,540,002	68,194,248	266,372	171,172	507,574,409

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,072,196 million, which is written off as of June 30, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(b) Changes in carrying value of loans at amortized cost, etc. for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued ):

		December 31, 2023
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	Total
Beginning balance	~~W~~	363,925,280	45,545,875	2,078,630	49,701,131	165,723	87,512	461,504,151
Transfer (from) to 12 months expected credit losses		10,108,025	(10,093,443)	(14,582)	23,476	(23,305)	(171)	-
Transfer (from) to lifetime expected credit losses		(21,544,283)	21,593,531	(49,248)	(96,073)	96,096	(23)	-
Transfer (from) to credit- impaired financial assets		(994,625)	(759,558)	1,754,183	(9,110)	(40,985)	50,095	-
Net increase and decrease(*1)		5,544,988	(203,368)	1,534,744	9,789,697	48,392	60,859	16,775,312
Write-off(*2)		-	-	(1,649,416)	-	-	(28,665)	(1,678,081)
Disposal		(56,032)	(9,302)	(641,367)	-	(5)	(1,819)	(708,525)
Ending balance	~~W~~	356,983,353	56,073,735	3,012,944	59,409,121	245,916	167,788	475,892,857

(*1) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 9,964,573 million, which is written off as of December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost, etc. for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

		June 30, 2024
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	Total
Beginning balance	~~W~~	1,275,974	1,672,926	1,381,570	332,951	15,650	137,968	4,817,039
Transfer (from) to 12 months expected credit losses		212,735	(210,264)	(2,471)	1,281	(1,243)	(38)	-
Transfer (from) to lifetime expected credit losses		(130,437)	155,179	(24,742)	(2,169)	2,199	(30)	-
Transfer (from) to credit- impaired financial assets		(33,997)	(154,704)	188,701	(155)	(2,616)	2,771	-
Provision (reversal)		(43,513)	83,222	804,748	322	8	35,382	880,169
Write-off		-	-	(685,424)	-	-	(22,739)	(708,163)
Amortization of discount		-	-	(18,266)	-	-	-	(18,266)
Disposal		(49)	(16,935)	(213,647)	(1)	(6)	(11,220)	(241,858)
Collection		-	-	181,017	-	-	2,086	183,103
Others(*)		(2,162)	(1,346)	470	60,077	1	772	57,812
Ending balance	~~W~~	1,278,551	1,528,078	1,611,956	392,306	13,993	144,952	4,969,836

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

11. Loans at amortized cost, etc. (continued)

(c) Changes in allowances for credit loss (continued)

		December 31, 2023
		Loan at amortized cost			Due from banks at amortized cost and other financial assets
		12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	12 months expected credit lossess	Life time expected credit lossess	Impaired financial asset	Total
Beginning balance	~~W~~	1,050,037	1,486,338	1,114,438	296,346	10,440	74,621	4,032,220
Transfer (from) to 12 months expected credit losses		142,018	(140,871)	(1,147)	364	(299)	(65)	-
Transfer (from) to lifetime expected credit losses		(116,457)	137,751	(21,294)	(40,026)	40,041	(15)	-
Transfer (from) to credit- impaired financial assets		(23,309)	(82,713)	106,022	(228)	(37,000)	37,228	-
Provision		236,867	276,805	1,600,770	44,035	2,326	44,409	2,205,212
Write-off		-	-	(1,649,416)	-	-	(28,665)	(1,678,081)
Amortization of discount		-	-	(30,912)	-	-	-	(30,912)
Disposal		(36)	(426)	(96,685)	-	-	(178)	(97,325)
Collection		-	-	358,493	-	-	2,198	360,691
Others(*)		(13,146)	(3,958)	1,301	32,460	142	8,435	25,234
Ending balance	~~W~~	1,275,974	1,672,926	1,381,570	332,951	15,650	137,968	4,817,039

(*) Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates

(a) Investments in associates as of June 30, 2024 and December 31, 2023 are as follows:

Investees	Country	Reporting Date	Ownership (%)
			June 30, 2024	December 31, 2023
BNP Paribas Cardif Life Insurance (*1),(*7)	Korea	March 31, 2024	14.99	14.99
Shinhan-Neoplux Energy Newbiz Fund	Korea	June 30, 2024	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	May 31, 2024	50.00	50.00
KCGI-SingA330-A Private Special Asset Investment Trust	Korea	June 30, 2024	23.89	23.89
VOGO Debt Strategy Qualified IV Private	Korea	June 30, 2024	20.00	20.00
Shinhan-Midas Dong-A Secondary Fund	Korea	June 30, 2024	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	June 30, 2024	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	June 30, 2024	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	June 30, 2024	50.00	50.00
Shinhan Global Healthcare Fund 1 (*7)	Korea	June 30, 2024	3.13	4.41
KB NA Hickory Private Special Asset Fund	Korea	June 30, 2024	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	June 30, 2024	44.02	44.02
KDBC-Midas Dong-A Global contents Fund	Korea	June 30, 2024	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	June 30, 2024	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	June 30, 2024	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	June 30, 2024	25.00	25.00
Korea Omega Project Fund III	Korea	June 30, 2024	23.53	23.53
Genesis North America Power Company No.1 PEF	Korea	June 30, 2024	43.84	43.84
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	June 30, 2024	23.33	23.33
KOREA FINANCE SECURITY CO., LTD. (*1),(*7)	Korea	March 31, 2024	14.91	14.91
MIEL CO.,LTD. (*1), (*2)	Korea	December 31, 2023	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	June 30, 2024	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	June 30, 2024	50.00	50.00
Midas Asset Global CRE Debt Private Fund No.6 (*5)	Korea	-	-	40.10
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	June 30, 2024	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	June 30, 2024	20.00	20.00
NH-Amundi Global Infrastructure Trust 14 (*5)	Korea	-	-	30.00
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*6)	Korea	June 30, 2024	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	June 30, 2024	32.06	32.06
Rifa Private Real Estate Investment Trust 31	Korea	June 30, 2024	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	June 30, 2024	21.27	21.27
FuturePlay-Shinhan TechInnovation Fund 1	Korea	June 30, 2024	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	June 30, 2024	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	June 30, 2024	21.64	21.64
Korea Credit Bureau (*1),(*7)	Korea	March 31, 2024	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1),(*7)	Korea	March 31, 2024	1.04	1.04
SBC PFV Co., Ltd. (*1),(*7),(*8)	Korea	March 31, 2024	25.00	25.00
NH-amundi global infra private fund 16	Korea	June 30, 2024	50.00	50.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	June 30, 2024	72.50	72.50
DWS Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*5)	Korea	-	-	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	June 30, 2024	49.50	49.50
IGIS Real-estate Private Investment Trust No.33	Korea	June 30, 2024	40.86	40.86
Goduck Gangil10 PFV Co., Ltd. (*1),(*7)	Korea	March 31, 2024	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	June 30, 2024	79.63	79.63

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2024 and December 31, 2023 are as follows:

Investees	Country	Reporting date	Ownership (%)
			June 30, 2024	December 31, 2023
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	June 30, 2024	28.70	28.70
Shinhan Global Healthcare Fund 2 (*7)	Korea	June 30, 2024	13.68	13.68
Shinhan AIM Real Estate Fund No.2	Korea	June 30, 2024	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	June 30, 2024	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	June 30, 2024	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	June 30, 2024	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	June 30, 2024	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	June 30, 2024	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	June 30, 2024	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	June 30, 2024	28.98	28.98
VS Cornerstone Fund	Korea	June 30, 2024	41.18	41.18
NH-Amundi US Infrastructure Private Fund2	Korea	June 30, 2024	25.91	25.91
Kakao-Shinhan 1st TNYT Fund	Korea	June 30, 2024	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	June 30, 2024	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	June 30, 2024	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29 (*6)	Korea	June 30, 2024	65.00	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	June 30, 2024	32.57	32.57
EDNCENTRAL Co.,Ltd. (*7)	Korea	June 30, 2024	13.47	13.47
Gyeonggi-Neoplux Superman Fund	Korea	June 30, 2024	21.76	21.76
NewWave 6th Fund	Korea	June 30, 2024	30.00	30.00
Neoplux No.3 Private Equity Fund (*3)	Korea	June 30, 2024	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	June 30, 2024	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	June 30, 2024	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	June 30, 2024	22.22	22.22
Neoplux Market-Frontier Secondary Fund (*3)	Korea	June 30, 2024	19.74	19.74
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	June 30, 2024	28.17	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	June 30, 2024	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	June 30, 2024	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	June 30, 2024	30.00	30.00
Eum Private Equity Fund No.7	Korea	June 30, 2024	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund	Korea	June 30, 2024	21.05	21.05
Vogo Canister Professional Trust Private Fund I (*5)	Korea	-	-	36.74
Timefolio The Venture-V second	Korea	June 30, 2024	20.73	20.73
Shinhan Smilegate Global PEF I (*7)	Korea	June 30, 2024	14.21	14.21
Genesis Eco No.1 PEF	Korea	June 30, 2024	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	June 30, 2024	42.70	42.70
NH-Synergy Core Industrial New Technology Fund (*5)	Korea	-	-	36.93
J& Moorim Jade Investment Fund	Korea	June 30, 2024	24.89	24.89
Ulmus SHC innovation investment fund	Korea	June 30, 2024	24.04	24.04
T Core Industrial Technology 1st Venture PEF	Korea	June 30, 2024	31.47	31.47
Fine Value POST IPO No.5 Private Equity Fund (*5)	Korea	-	-	40.00
TI First Property Private Investment Trust 1	Korea	June 30, 2024	40.00	40.00
IBKC Global Contents Investment Fund (*5)	Korea	-	-	24.39

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2024 and December 31, 2023 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2024	December 31, 2023
Kiwoom-Shinhan Innovation Fund 2	Korea	June 30, 2024	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	June 30, 2024	50.00	50.00
SJ ESG Innovative Growth Fund	Korea	June 30, 2024	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*4)	Korea	June 30, 2024	76.19	76.19
Leverent-Shinhan Vista New Technology Investment Fund (*3)	Korea	June 30, 2024	13.41	13.41
JS Shinhan Private Equity Fund (*3)	Korea	June 30, 2024	3.85	3.85
Daishin Newgen New Technology Investment Fund 1st (*6)	Korea	June 30, 2024	50.60	50.60
META ESG Private Equity Fund I	Korea	June 30, 2024	27.40	27.40
Shinhan VC tomorrow venture fund 1	Korea	June 30, 2024	39.62	39.62
H-IOTA Fund	Korea	June 30, 2024	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	June 30, 2024	26.01	26.01
Tres-Yujin Trust	Korea	June 30, 2024	50.00	50.00
Shinhan-Time mezzanine blind Fund	Korea	June 30, 2024	50.00	50.00
Capstone REITs No.26	Korea	June 30, 2024	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	June 30, 2024	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	June 30, 2024	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	June 30, 2024	31.03	31.03
KB Oaktree Trust No.3	Korea	June 30, 2024	33.33	33.33
Daehan No.36 Office Asset Management Company (*5)	Korea	-	-	48.05
Rhinos Premier Mezzanine Private Investment Fund No.1	Korea	June 30, 2024	27.93	27.93
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	June 30, 2024	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	June 30, 2024	24.85	24.85
SKS-Yozma Fund No.1	Korea	June 30, 2024	29.85	29.85
KB Distribution Private Real Estate 3-1	Korea	June 30, 2024	37.50	37.50
Pacific Private Investment Trust No.49-1 (*6)	Korea	June 30, 2024	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	June 30, 2024	60.00	60.00
RIFA Real estate private placement fund for normal investoes No. 51	Korea	June 30, 2024	40.00	40.00
Fivetree general private equity fund No.15 (*5)	Korea	-	-	49.98
Shinhan-Kunicorn first Fund	Korea	June 30, 2024	38.31	38.31
Shinhan-Quantum Startup Fund	Korea	June 30, 2024	49.18	49.18
Shinhan Simone Fund Ⅰ	Korea	June 30, 2024	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	June 30, 2024	40.00	40.00
Tiger Green alpha Trust No.29 (*4)	Korea	June 30, 2024	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	June 30, 2024	21.74	21.74
NH-Brain EV Fund	Korea	June 30, 2024	25.00	25.00
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1),(*7)	Korea	March 31, 2024	15.00	15.00
Leverent-Frontier 4th Venture PEF	Korea	June 30, 2024	23.89	23.89
Find-Green New Deal 2nd Equity Fund	Korea	June 30, 2024	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	June 30, 2024	16.17	16.17
Koramco Private Real Estate Fund 143	Korea	June 30, 2024	30.30	30.30
Korea Investment Top Mezzanine Private Real Estate Trust No.1	Korea	June 30, 2024	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	June 30, 2024	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	June 30, 2024	32.77	32.77
Cornerstone J&M Fund I	Korea	June 30, 2024	26.67	26.67
Logisvalley Shinhan REIT Co.,Ltd. (*1)	Korea	March 31, 2024	20.27	20.27
DA Value-Honest New Technology Investment Fund 1	Korea	June 30, 2024	23.66	23.66
Shinhan-Ji and Tec Smart Innovation Fund	Korea	June 30, 2024	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	June 30, 2024	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	June 30, 2024	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	May 31, 2024	26.00	26.00
Shinhan Global Active REIT Co.Ltd.	Korea	June 30, 2024	20.37	20.37
NH-J&-IBKC Label Technology Fund	Korea	June 30, 2024	27.81	27.81

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2024 and December 31, 2023 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2024	December 31, 2023
Hanyang Time Mezzanine Fund	Korea	June 30, 2024	28.57	28.57
Shinhan-Sneak Peek Biohealthcare Bounceback Fund	Korea	June 30, 2024	50.00	50.00
Shinhan-isquare Venture PEF 1st	Korea	June 30, 2024	40.00	40.00
Capstone Develop Frontier Trust	Korea	June 30, 2024	21.43	21.43
Nextrade Co., Ltd. (*7)	Korea	June 30, 2024	8.00	8.00
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*5)	Korea	-	-	29.10
Eventus-IBKC LIB Fund	Korea	June 30, 2024	21.88	21.88
IBKC-Behigh Fund 1st	Korea	June 30, 2024	29.73	29.73
ON No.1 Private Equity Fund	Korea	June 30, 2024	28.57	28.57
Digital New Deal Kappa Private Equity Fund	Korea	June 30, 2024	24.75	24.75
IBKCJS New Technology Fund No.1	Korea	June 30, 2024	29.41	29.41
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	June 30, 2024	20.83	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	June 30, 2024	28.57	28.57
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*4)	Korea	June 30, 2024	75.00	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	June 30, 2024	99.98	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	June 30, 2024	99.98	99.98
Kiwoom Material Part Equipment New Technology Investment Fund No.3	Korea	June 30, 2024	34.75	34.75
Penture K-Content Investment Fund	Korea	June 30, 2024	21.95	21.96
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	June 30, 2024	30.00	30.00
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	June 30, 2024	37.04	37.04
Shinhan-timefolio Bio Development Investment Fund	Korea	June 30, 2024	48.39	48.39
Shinhan M&A-ESG Investment Fund	Korea	June 30, 2024	26.66	23.33
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.	Korea	June 30, 2024	28.43	28.43
KDBC meta-enter New Technology investment fund	Korea	June 30, 2024	27.89	27.89
Shinhan Time Secondary Blind New Technology Investment Trust	Korea	June 30, 2024	47.50	47.50
Shinhan DS Secondary Investment Fund	Korea	June 30, 2024	39.93	39.93
Shinhan-OpenWater Pre-IPO Fund-1	Korea	June 30, 2024	50.00	50.00
Shinhan-CJ Technology Innovation Fund No. 1	Korea	June 30, 2024	40.00	40.00
Shinhan-Eco Venture Fund 2nd	Korea	June 30, 2024	40.00	40.00
Heungkuk-Shinhan The First Visionary Fund No.1	Korea	June 30, 2024	40.00	40.00
Koreainvestment-Shinhan-LEP K beauty	Korea	June 30, 2024	22.96	22.96
Shinhan HB Wellness 1st Fund	Korea	June 30, 2024	48.54	48.54
Korea real Asset Fund No.3	Korea	June 30, 2024	28.57	28.57
Timefolio Tech New Technology Investment Trust No.1	Korea	June 30, 2024	21.18	21.18
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	Korea	June 30, 2024	26.22	31.49
K-REITs Infrastructure Real Estate Fund	Korea	June 30, 2024	21.87	21.03
Samsung-dunamu Innovative IT Technology Investment Trust No. 1	Korea	June 30, 2024	22.99	22.99
Time Robotics New Technology Investment Trust	Korea	June 30, 2024	29.86	29.86
Ascent-welcome Tehcnology Investment Trust No.2	Korea	June 30, 2024	27.65	27.65
New Main Technology Investment Association No. 1	Korea	June 30, 2024	36.36	36.36
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	June 30, 2024	96.30	96.30
Consus Osansegyo No.2	Korea	June 30, 2024	50.00	50.00
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)	Korea	June 30, 2024	32.69	32.69
Shinhan AIM Private Fund of Fund 9-B	Korea	June 30, 2024	25.00	25.00
Shinhan General Private Real Estate Investment Trust No.3	Korea	June 30, 2024	20.75	20.75
NH Absolute Project L General Private Investment Trust (*5)	Korea	-	-	26.03
Paros Kosdaq Venture General Private Investment Trust No. 5	Korea	June 30, 2024	28.56	28.56
Happy Pet Life Care New Technology Investment Association No.2	Korea	June 30, 2024	30.00	30.00
Shinhan-soo secondary Fund (*6)	Korea	June 30, 2024	77.61	77.61
Douzone Techfin Co.,Ltd. (*1)	Korea	March 31, 2024	45.00	-
Songpa Biz-Cluster PFV Co.,Ltd. (*1),(*7),(*10)	Korea	March 31, 2024	27.40	-
Planeta PTE LTD.	Korea	June 30, 2024	33.33	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(a) Investments in associates as of June 30, 2024 and December 31, 2023 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2024	December 31, 2023
HDFC Credila Financial Services (*7)	Korea	-	10.93	-
Shinhan-DS Mezzanine New Technology Investment Association No. 1 (*7)	Korea	June 30, 2024	15.09	-
KR Seocho Co., Ltd.	Korea	June 30, 2024	41.31	-
Shinhan Market-Frontier Investment Association No. 3	Korea	June 30, 2024	44.02	-

(*1) The most recent financial statements available are used for the equity method since the financial statements as of June 30, 2024 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before June 30, 2024. Also, it has been reclassified into the investments in associates.

(*3) As a managing partner, the Group has a significant influence over the investees.

(*4) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*5) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*6) Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*7) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*8) The rate of Group’s voting rights is 4.65%.

(*9) Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*10) The rate of Group’s voting rights is 19.86%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

		June 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	39,272	-	(2,619)	91	-	36,744
Shinhan-Neoplux Energy Newbiz Fund		22,358	(9,196)	3,473	-	-	16,635
Shinhan-Albatross tech investment Fund		15,499	(4,645)	7,704	-	-	18,558
KCGI-SingA330-A Private Special Asset Investment Trust		4,609	(451)	163	-	-	4,321
VOGO Debt Strategy Qualified IV Private		6,532	(825)	266	-	-	5,973
Shinhan-Midas Dong-A Secondary Fund		4,301	(750)	(527)	-	-	3,024
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,862	-	5,649	-	-	10,511
Shinhan Praxis K-Growth Global Private Equity Fund		3,692	-	-	-	-	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19(*1)		-	-	-	-	-	-
Shinhan Global Healthcare Fund 1(*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		24,096	(1,931)	453	-	-	22,618
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,799	-	-	-	(11,162)	7,637
KDBC-Midas Dong-A Global contents Fund		4,288	-	(1,658)	-	-	2,630
Shinhan-Nvestor Liquidity Solution Fund		6,088	-	(410)	-	-	5,678
Shinhan AIM FoF Fund 1-A		9,635	(631)	1,003	-	-	10,007
IGIS Global Credit Fund 150-1		4,286	(415)	736	-	-	4,607
Korea Omega Project Fund III		3,696	-	(185)	-	-	3,511
Genesis North America Power Company No.1 PEF		6,358	(1,190)	1,443	-	-	6,611
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,764	(14,628)	7,048	-	-	33,184
KOREA FINANCE SECURITY CO., LTD.		3,245	-	189	(1)	-	3,433
MIEL CO.,LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		46,372	-	8,349	-	-	54,721
Kiwoom-Shinhan Innovation Fund I		7,854	-	40	-	-	7,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		June 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Midas Asset Global CRE Debt Private Fund No.6	~~W~~	54,881	(57,919)	3,038	-	-	-
Samchully Midstream Private Placement Special Asset Fund 5-4		33,163	-	-	-	-	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		7,254	(160)	145	-	-	7,239
NH-Amundi Global Infrastructure Trust 14		18,728	(20,589)	1,861	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,265	(401)	1,434	-	-	36,298
Milestone Private Real Estate Fund 3		17,615	-	252	-	-	17,867
Rifa Private Real Estate Investment Trust 31		6,889	-	(269)	-	-	6,620
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		3,138	(32)	127	-	-	3,233
FuturePlay-Shinhan TechInnovation Fund 1		7,847	-	207	-	-	8,054
Stonebridge Corporate 1st Fund		4,142	-	(155)	-	-	3,987
Vogo Realty Partners Private Real Estate Fund V		10,792	(84)	(906)	-	-	9,802
Korea Credit Bureau		6,738	(90)	(550)	-	-	6,098
Goduck Gangil1 PFV Co., Ltd.		180	(148)	103	-	-	135
SBC PFV Co., Ltd.		30,774	8,750	(1,345)	-	-	38,179
NH-amundi global infra private fund 16		50,652	4,293	(20,724)	-	-	34,221
SH BNCT Professional Investment Type Private Special Asset Investment Trust		244,772	(16,070)	6,488	-	-	235,190
DWS Global Professional Investment Type Private Real Estate Investment Trust No. 24		18,110	(19,645)	1,536	-	-	1
Sparklabs-Shinhan Opportunity Fund 1		3,914	-	(667)	-	-	3,247
IGIS Real-estate Private Investment Trust No.33		15,271	(258)	569	-	-	15,582
Goduck Gangil10 PFV Co., Ltd.		5,081	(212)	897	-	-	5,766
Fidelis Global Private Real Estate Trust No.2		551	-	-	-	-	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,619	(2,979)	2,919	-	-	48,559

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		June 30, 2024
Investees		Beginning Balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Global Healthcare Fund 2 (*1)	~~W~~	-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		26,678	1,760	(27,054)	-	-	1,384
Shinhan AIM Real Estate Fund No.1		51,873	2,613	(54,486)	-	-	-
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		34,781	(456)	2,241	-	-	36,566
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,053	-	693	-	-	20,746
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		17,516	(3,251)	338	-	-	14,603
Korea Omega-Shinhan Project Fund I		11,630	(1,957)	5,486	-	-	15,159
Samsung SRA Real Estate Professional Private 45		31,432	(1,763)	1,710	-	-	31,379
IBK Global New Renewable Energy Special Asset Professional Private2		32,296	-	492	-	-	32,788
VS Cornerstone Fund		3,280	-	7	-	-	3,287
NH-Amundi US Infrastructure Private Fund2		29,725	(1,800)	1,047	-	-	28,972
Kakao-Shinhan 1st TNYT Fund		19,866	-	4,428	-	-	24,294
Pacific Private Placement Real Estate Fund No.40		11,624	(372)	372	-	-	11,624
Mastern Private Real Estate Loan Fund No.2		3,040	(949)	94	-	-	2,185
LB Scotland Amazon Fulfillment Center Fund 29		30,928	1,246	(857)	-	-	31,317
JR AMC Hungary Budapest Office Fund 16		12,687	(347)	506	-	-	12,846
EDNCENTRAL Co.,Ltd. (*1)		-	-	-	-	-	-
Gyeonggi-Neoplux Superman Fund		5,056	-	(421)	-	-	4,635
NewWave 6th Fund		13,716	(822)	799	-	-	13,693
Neoplux No.3 Private Equity Fund		18,981	(404)	(2,147)	-	-	16,430
PCC Amberstone Private Equity Fund I		17,258	(1,469)	(27)	-	-	15,762
KIAMCO POWERLOAN TRUST 4TH		45,099	(1,172)	1,807	-	-	45,734
Mastern Opportunity Seeking Real Estate Fund II		13,135	(363)	(1,495)	-	-	11,277
Neoplux Market-Frontier Secondary Fund		10,427	(3,084)	2,000	-	-	9,343
Synergy Green New Deal 1st New Technology Business Investment Fund		10,315	(72)	416	-	-	10,659

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		June 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KIAMCO Vietnam Solar Special Asset Private Investment Trust	~~W~~	6,836	(580)	471	-	-	6,727
SHINHAN-NEO Core Industrial Technology Fund		13,616	-	4,692	-	-	18,308
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		23,356	(1,326)	477	-	-	22,507
Eum Private Equity Fund No.7		9,166	-	46	-	-	9,212
Kiwoom Hero No.4 Private Equity Fund		3,442	(96)	(402)	-	-	2,944
Vogo Canister Professional Trust Private Fund I		45,871	(47,321)	1,450	-	-	-
Timefolio The Venture-V second		5,801	(4,444)	248	-	-	1,605
Shinhan Smilegate Global PEF I		3,801	-	721	-	-	4,522
Genesis Eco No.1 PEF		11,219	-	(94)	-	-	11,125
SHINHAN-NEO Market-Frontier 2nd Fund		32,670	(1,751)	1,504	-	-	32,423
NH-Synergy Core Industrial New Technology Fund		6,439	(6,176)	(264)	-	-	(1)
J& Moorim Jade Investment Fund		4,920	-	100	-	-	5,020
Ulmus SHC innovation investment fund		5,543	(1,150)	(237)	-	-	4,156
T Core Industrial Technology 1st Venture PEF		4,254	(378)	(747)	-	-	3,129
Fine Value POST IPO No.5 Private Equity Fund		3,766	(3,565)	(201)	-	-	-
TI First Property Private Investment Trust 1		3,102	(102)	101	-	-	3,101
IBKC Global Contents Investment Fund		4,701	(4,763)	63	-	-	1
Kiwoom-Shinhan Innovation Fund 2		9,165	2,571	(41)	-	-	11,695
ETRI Holdings-Shinhan 1st Unicorn Fund		3,295	1,500	(27)	-	-	4,768
SJ ESG Innovative Growth Fund		4,198	-	1	-	-	4,199
AVES 1st Corporate Recovery Private Equity Fund		4,768	-	(48)	-	-	4,720
Leverent-Shinhan Vista New Technology Investment Fund		2,600	27	665	-	-	3,292
JS Shinhan Private Equity Fund		4,933	-	2,858	-	-	7,791
Daishin Newgen New Technology Investment Fund 1st		6,082	-	(577)	-	-	5,505
META ESG Private Equity Fund I		5,771	-	(2)	-	-	5,769

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		June 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	~~W~~	45,210	9,113	(157)	-	-	54,166

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

	June 30, 2024
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
H-IOTA Fund	9,524	(604)	(240)	-	-	8,680
Stonebridge-Shinhan Unicorn Secondary Fund	7,427	3,080	(250)	-	-	10,257
Tres-Yujin Trust	10,359	-	1,555	-	-	11,914
Shinhan-Time mezzanine blind Fund	14,121	-	2,272	-	-	16,393
Capstone REITs No.26	5,750	-	(760)	-	-	4,990
JB Incheon-Bucheon REITS No.54	4,978	-	(6)	-	-	4,972
Hankook Smart Real Asset Investment Trust No.3	7,668	-	89	-	-	7,757
JB Hwaseong-Hadong REITs No.53	4,983	-	(4)	-	-	4,979
KB Oaktree Trust No.3	8,668	135	342	-	-	9,145
Daehan No.36 Office Asset Management Company	22,482	(25,364)	2,883	-	-	1
Rhinos Premier Mezzanine Private Investment Fund No.1	3,056	(1,161)	(2)	-	-	1,893
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	62,769	6,628	1,179	-	-	70,576
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	41,434	(692)	818	-	-	41,560
SKS-Yozma Fund No.1	3,455	(1,080)	(610)	-	-	1,765
KB Distribution Private Real Estate 3-1	25,976	-	(665)	-	-	25,311
Pacific Private Investment Trust No.49-1	27,377	-	605	-	-	27,982
KIWOOM Real estate private placement fund for normal investors No. 31	8,558	(261)	263	-	-	8,560
RIFA Real estate private placement fund for normal investoes No. 51	5,731	(174)	174	-	-	5,731
Fivetree general private equity fund No.15	12,572	(12,572)	-	-	-	-
Shinhan-Kunicorn first Fund	9,626	-	(101)	-	-	9,525
Shinhan-Quantum Startup Fund	3,986	-	(64)	-	-	3,922
Shinhan Simone Fund Ⅰ	4,837	(769)	(425)	-	-	3,643
Korea Investment develop seed Trust No.1	9,532	(219)	623	-	-	9,936
Tiger Green alpha Trust No.29	28,573	(223)	934	-	-	29,284
STIC ALT Global II Private Equity Fund	9,504	(217)	275	-	-	9,562
NH-Brain EV Fund	11,125	-	657	-	-	11,782
DDI LVC Master Real Estate Investment Trust Co., Ltd.	6,583	-	(172)	-	-	6,411
Leverent-Frontier 4th Venture PEF	3,294	-	(389)	-	-	2,905
Find-Green New Deal 2nd Equity Fund	4,465	-	66	-	-	4,531
ShinhanFitrin 1st Technology Business Investment Association	4,519	-	(13)	-	-	4,506
Koramco Private Real Estate Fund 143	6,667	-	2	-	-	6,669
Korea Investment Top Mezzanine Private Real Estate Trust No.1	10,016	(448)	538	-	-	10,106
LB YoungNam Logistics Private Trust No.40	9,782	(300)	275	-	-	9,757
Shinhan-Cognitive Start-up Fund L.P.	5,329	-	175	-	-	5,504

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		June 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cornerstone J&M Fund I	~~W~~	3,488	-	(37)	-	-	3,451
Logisvalley Shinhan REIT Co.,Ltd.		3,598	-	(74)	-	-	3,524
DA Value-Honest New Technology Investment Fund 1		4,099	(1,078)	(657)	-	-	2,364
Shinhan-Ji and Tec Smart Innovation Fund		9,977	2,535	25	-	-	12,537
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,968	-	(106)	-	-	6,862
Korea Investment Green Newdeal Infra Trust No.1		10,257	-	(87)	-	-	10,170
BTS 2nd Private Equity Fund		6,342	3,796	1,331	-	-	11,469
Shinhan Global Active REIT Co.Ltd.		18,997	-	-	-	-	18,997
NH-J&-IBKC Label Technology Fund		9,747	-	(67)	-	-	9,680
Hanyang Time Mezzanine Fund		3,012	-	41	-	-	3,053
Shinhan-Sneak Peek Biohealthcare Bounceback Fund		2,261	1,250	(10)	-	-	3,501
Shinhan-isquare Venture PEF 1st		4,286	50	(17)	-	-	4,319
Capstone Develop Frontier Trust		7,547	(273)	538	-	-	7,812
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,835	(4,835)	-	-	-	-
Eventus-IBKC LIB Fund		6,632	-	113	-	-	6,745
IBKC-Behigh Fund 1st		3,219	-	(34)	-	-	3,185
ON No.1 Private Equity Fund		5,321	-	220	-	-	5,541
Digital New Deal Kappa Private Equity Fund		4,845	-	(49)	-	-	4,796
IBKCJS New Technology Fund No.1		6,130	(2,418)	(192)	-	-	3,520
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,803	-	(158)	-	-	9,645
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		12,013	(619)	814	-	-	12,208
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		3,171	(61)	136	-	-	3,246
TogetherKorea Private Investment Trust No. 6		5,270	-	78	-	-	5,348
TogetherKorea Private Investment Trust No. 7		5,270	-	78	-	-	5,348
Kiwoom Material Part Equipment New Technology Investment Fund No.3		4,180	-	(94)	-	-	4,086
Penture K-Content Investment Fund		5,622	6,000	1,060	-	-	12,682
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		7,969	3,563	(262)	-	-	11,270
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,107	(263)	295	-	-	5,139
Shinhan-timefolio Bio Development Investment Fund		5,927	-	(142)	-	-	5,785
Shinhan M&A-ESG Investment Fund		4,169	-	(134)	-	-	4,035
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.		10,574	(73)	(256)	-	-	10,245

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		June 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KDBC meta-enter New Technology investment fund	~~W~~	6,940	-	(72)	-	-	6,868
Shinhan Time Secondary Blind New Technology Investment Trust		4,754	-	(46)	-	-	4,708
Shinhan DS Secondary Investment Fund		7,477	(3,129)	(2,663)	-	-	1,685
Shinhan-OpenWater Pre-IPO Fund-1		4,973	-	468	-	-	5,441
Shinhan-CJ Technology Innovation Fund No. 1		2,364	2,400	(87)	-	-	4,677
Shinhan-Eco Venture Fund 2nd		3,610	400	(51)	-	-	3,959
Heungkuk-Shinhan The First Visionary Fund No.1		3,154	1,600	(91)	-	-	4,663
Koreainvestment-Shinhan-LEP K beauty		9,969	-	463	-	-	10,432
Shinhan HB Wellness 1st Fund		4,992	-	345	-	-	5,337
Korea real Asset Fund No.3		9,315	4,184	(770)	-	-	12,729
Timefolio Tech New Technology Investment Trust No.1		2,993	-	9	-	-	3,002
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		23,131	(4,851)	(112)	-	-	18,168
K-REITs Infrastructure Real Estate Fund		2,764	278	-	-	-	3,042
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		4,536	-	(344)	-	-	4,192
Time Robotics New Technology Investment Trust		3,966	(200)	42	-	-	3,808
Ascent-welcome Technology Investment Trust No.2		8,771	-	(196)	-	-	8,575
New Main Technology Investment Association No. 1		1,991	-	2,012	-	-	4,003
Igis General PE Real Estate Investment Trust 517-1		51,736	5,000	(363)	-	-	56,373
Consus Osansegyo No.2		8,104	-	(95)	-	-	8,009
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		7,822	(128)	(338)	-	-	7,356
Shinhan AIM Private Fund of Fund 9-B		24,018	1,097	993	-	-	26,108
Shinhan General Private Real Estate Investment Trust No.3		7,838	12,143	(370)	-	-	19,611
NH Absolute Project L General Private Investment Trust		4,893	(5,264)	371	-	-	-
Paros Kosdaq Venture General Private Investment Trust No. 5		5,994	-	(71)	-	-	5,923
Happy Pet Life Care New Technology Investment Association No.2		3,456	-	(423)	-	-	3,033
Shinhan-soo secondary Fund		5,249	5,250	(104)	-	-	10,395
Douzone Techfin Co.,Ltd.		-	27,000	(355)	-	-	26,645
Songpa Biz-Cluster PFV Co.,Ltd.		-	13,700	(121)	-	-	13,579
Planeta PTE LTD.		-	11,341	-	-	-	11,341

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		June 30, 2024
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
HDFC Credila Financial Services		-	250,270	-	-	-	250,270
Shinhan-DS Mezzanine New Technology Investment Association No. 1		-	4,000	(599)	-	-	3,401
KR Seocho Co., Ltd.		-	4,371	-	-	-	4,371
Shinhan Market-Frontier Investment Association No. 3		-	4,402	(95)	-	-	4,307
Others		195,256	(1,635)	2,702	(140)	-	196,183
Total	~~W~~	2,692,031	94,253	(14,958)	(50)	(11,162)	2,760,114

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying value of ‘0’ resulting from the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	30,169	-	920	8,183	-	39,272
Partners 4th Growth Investment Fund		13,542	(13,542)	-	-	-	-
KTB Newlake Global Healthcare PEF		4,309	(3,954)	(355)	-	-	-
Shinhan-Neoplux Energy Newbiz Fund		20,837	-	1,521	-	-	22,358
Shinhan-Albatross tech investment Fund		12,253	(1,500)	4,618	128	-	15,499
KCGI-SingA330-A Private Special Asset Investment Trust		4,232	-	377	-	-	4,609
VOGO Debt Strategy Qualified IV Private		6,085	50	397	-	-	6,532
Shinhan-Midas Dong-A Secondary Fund		4,431	-	(130)	-	-	4,301
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,414	(864)	1,312	-	-	4,862
Shinhan Praxis K-Growth Global Private Equity Fund		3,691	-	1	-	-	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19 (*1)		3,961	-	(136)	-	(3,825)	-
Shinhan Global Healthcare Fund 1 (*1)		-	-	-	-	-	-
KB NA Hickory Private Special Asset Fund		34,339	(11,436)	1,193	-	-	24,096
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,236	(919)	482	-	-	18,799
Hermes Private Investment Equity Fund		5,562	(5,562)	-	-	-	-
KDBC-Midas Dong-A Global contents Fund		4,277	-	11	-	-	4,288
Shinhan-Nvestor Liquidity Solution Fund		6,438	(265)	(85)	-	-	6,088
Shinhan AIM FoF Fund 1-A		10,110	(1,653)	1,178	-	-	9,635
IGIS Global Credit Fund 150-1		4,692	(803)	397	-	-	4,286
Partner One Value up I Private Equity Fund		5,144	(5,144)	-	-	-	-
Genesis No.1 Private Equity Fund		59,924	(59,916)	(8)	-	-	-
Korea Omega Project Fund III		3,674	-	22	-	-	3,696
Genesis North America Power Company No.1 PEF		8,118	(4,384)	2,624	-	-	6,358
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		43,244	(10,595)	8,115	-	-	40,764
KOREA FINANCE SECURITY CO., LTD.		2,411	-	(169)	1,003	-	3,245
MIEL CO.,LTD. (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		44,821	782	769	-	-	46,372

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund I	~~W~~	9,441	(1,425)	(162)	-	-	7,854
Midas Asset Global CRE Debt Private Fund No.6		57,029	(8,663)	6,515	-	-	54,881
Samchully Midstream Private Placement Special Asset Fund 5-4		30,624	795	1,744	-	-	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		24,492	(18,264)	1,026	-	-	7,254
NH-Amundi Global Infrastructure Trust 14		20,975	(3,086)	839	-	-	18,728
Jarvis Memorial Private Investment Trust 1		9,786	(10,642)	856	-	-	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,357	(683)	2,591	-	-	35,265
Milestone Private Real Estate Fund 3		19,071	563	(2,019)	-	-	17,615
Rifa Private Real Estate Investment Trust 31		7,364	-	(475)	-	-	6,889
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		2,969	(2,675)	2,844	-	-	3,138
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		3,231	(3,231)	-	-	-	-
FuturePlay-Shinhan TechInnovation Fund 1		6,916	-	931	-	-	7,847
Stonebridge Corporate 1st Fund		3,622	-	520	-	-	4,142
Vogo Realty Partners Private Real Estate Fund V		10,915	(378)	255	-	-	10,792
Korea Credit Bureau		5,039	(90)	1,789	-	-	6,738
Goduck Gangil1 PFV Co., Ltd.		60	-	120	-	-	180
SBC PFV Co., Ltd.		28,468	3,750	(1,444)	-	-	30,774
NH-amundi global infra private fund 16		56,211	(1,299)	(4,260)	-	-	50,652
IMM Global Private Equity Fund		147,384	(147,384)	-	-	-	-
SH BNCT Professional Investment Type Private Special Asset Investment Trust		263,052	(32,093)	13,813	-	-	244,772
DWS Global Professional Investment Type Private Real Estate Investment Trust No. 24		22,683	(5,882)	1,309	-	-	18,110
Sparklabs-Shinhan Opportunity Fund 1		4,631	(1,137)	420	-	-	3,914
BNW Tech-Innovation Private Equity Fund		5,833	(5,833)	-	-	-	-
IGIS Real-estate Private Investment Trust No.33		14,552	(360)	1,079	-	-	15,271
WWG Global Real Estate Investment Trust no.4		10,331	(10,795)	464	-	-	-
Goduck Gangil10 PFV Co., Ltd.		3,236	-	1,845	-	-	5,081

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Fidelis Global Private Real Estate Trust No.2	~~W~~	21,945	-	(9,925)	-	(11,469)	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,427	(5,864)	6,056	-	-	48,619
Shinhan Global Healthcare Fund 2 (*1)		-	-	-	-	-	-
Shinhan AIM Real Estate Fund No.2		25,243	-	1,435	-	-	26,678
Shinhan AIM Real Estate Fund No.1		44,642	6,586	645	-	-	51,873
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,627	(916)	3,070	-	-	34,781
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		19,296	3	754	-	-	20,053
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,598	(7,618)	536	-	-	17,516
Korea Omega-Shinhan Project Fund I		10,022	-	1,608	-	-	11,630
Samsung SRA Real Estate Professional Private 45		21,650	8,487	1,295	-	-	31,432
IBK Global New Renewable Energy Special Asset Professional Private2		33,412	(2,303)	1,187	-	-	32,296
VS Cornerstone Fund		3,335	-	(55)	-	-	3,280
Aone Mezzanine Opportunity Professional Private		5,009	(5,072)	63	-	-	-
NH-Amundi US Infrastructure Private Fund2		31,941	(4,395)	2,179	-	-	29,725
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		6,332	(4,360)	341	-	-	2,313
Kakao-Shinhan 1st TNYT Fund		21,330	-	(1,464)	-	-	19,866
Pacific Private Placement Real Estate Fund No.40		11,622	(748)	750	-	-	11,624
Mastern Private Real Estate Loan Fund No.2		6,387	(3,679)	332	-	-	3,040
LB Scotland Amazon Fulfillment Center Fund 29		29,637	(1,753)	3,044	-	-	30,928
JR AMC Hungary Budapest Office Fund 16		12,457	(773)	1,003	-	-	12,687
EDNCENTRAL Co.,Ltd. (*1)		-	-	-	-	-	-
Future-Creation Neoplux Venture Capital Fund		4,251	(889)	(682)	-	-	2,680
Gyeonggi-Neoplux Superman Fund		5,467	-	(411)	-	-	5,056
NewWave 6th Fund		13,540	-	176	-	-	13,716

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Neoplux No.3 Private Equity Fund	~~W~~	20,454	(4)	(1,469)	-	-	18,981
PCC Amberstone Private Equity Fund I		18,785	(2,425)	898	-	-	17,258
KIAMCO POWERLOAN TRUST 4TH		43,524	(2,306)	3,881	-	-	45,099
Mastern Opportunity Seeking Real Estate Fund II		14,710	(4,029)	2,454	-	-	13,135
AION ELFIS PROFESSIONAL PRIVATE 1		3,566	(3,376)	(190)	-	-	-
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		5,709	(7,843)	2,134	-	-	-
Neoplux Market-Frontier Secondary Fund		13,960	(3,673)	140	-	-	10,427
Harvest Private Equity Fund II		3,139	(26)	(135)	-	-	2,978
Synergy Green New Deal 1st New Technology Business Investment Fund		10,632	(145)	(172)	-	-	10,315
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,727	(220)	329	-	-	6,836
SHINHAN-NEO Core Industrial Technology Fund		9,409	-	4,207	-	-	13,616
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		25,024	(2,542)	874	-	-	23,356
SIMONE Mezzanine Fund No.3		3,017	(1,965)	150	-	-	1,202
Eum Private Equity Fund No.7		9,170	-	(4)	-	-	9,166
Kiwoom Hero No.4 Private Equity Fund		3,517	-	(75)	-	-	3,442
Vogo Canister Professional Trust Private Fund I		46,329	(3,075)	2,617	-	-	45,871
SW-S Fund		7,248	(11,177)	3,929	-	-	-
CL Buyout 1st PEF		12,842	(20,216)	7,374	-	-	-
Timefolio The Venture-V second		4,096	-	1,705	-	-	5,801

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Newlake Growth Capital Partners2 PEF	~~W~~	12,496	(12,496)	-	-	-	-
Shinhan Smilegate Global PEF I		3,771	-	30	-	-	3,801
Genesis Eco No.1 PEF		11,418	-	(199)	-	-	11,219
SHINHAN-NEO Market-Frontier 2nd Fund		34,420	4,270	(6,020)	-	-	32,670
NH-Synergy Core Industrial New Technology Fund		6,377	-	62	-	-	6,439
J& Moorim Jade Investment Fund		5,434	(787)	273	-	-	4,920
Helios-KDBC Digital Contents 1st		3,356	(1,457)	357	-	-	2,256
Ulmus SHC innovation investment fund		4,886	-	657	-	-	5,543
Mirae Asset Partners X Private Equity Fund		7,792	(7,792)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

	December 31, 2023
Investees	Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
T Core Industrial Technology 1st Venture PEF	4,529	-	(275)	-	-	4,254
Curious Finale Corporate Recovery Private Equity Fund	3,591	(3,636)	45	-	-	-
Fine Value POST IPO No.5 Private Equity Fund	2,270	-	1,496	-	-	3,766
TI First Property Private Investment Trust 1	3,127	(203)	178	-	-	3,102
MPLUS Professional Private Real Estate Fund 25	4,231	-	(1,873)	-	-	2,358
IBKC Global Contents Investment Fund	4,552	-	149	-	-	4,701
Premier Luminous Private Equity Fund	8,966	(12,439)	3,473	-	-	-
Hanyang-Meritz 1 Fund	3,466	(689)	204	-	-	2,981
Kiwoom-Shinhan Innovation Fund 2	11,271	(4,434)	2,328	-	-	9,165
ETRI Holdings-Shinhan 1st Unicorn Fund	1,895	1,500	(100)	-	-	3,295
Maple Mobility Fund	16,859	(16,859)	-	-	-	-
SJ ESG Innovative Growth Fund	4,197	-	1	-	-	4,198
AVES 1st Corporate Recovery Private Equity Fund	5,057	-	(289)	-	-	4,768
JS Shinhan Private Equity Fund	4,953	-	(20)	-	-	4,933
NH Kyobo AI Solution Investment Fund	3,288	(4,138)	850	-	-	-
Daishin Newgen New Technology Investment Fund 1st	5,704	-	378	-	-	6,082
META ESG Private Equity Fund I	5,857	-	(86)	-	-	5,771
SWFV FUND-1	9,128	(9,433)	305	-	-	-
PHAROS DK FUND	3,835	(1,413)	40	-	-	2,462

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan VC tomorrow venture fund 1	~~W~~	26,926	18,258	26	-	-	45,210
Highland 2021-8 Fund		4,826	(5,366)	540	-	-	-
H-IOTA Fund		9,623	(239)	140	-	-	9,524
Stonebridge-Shinhan Unicorn Secondary Fund		6,082	2,924	(1,579)	-	-	7,427
Tres-Yujin Trust		10,004	-	355	-	-	10,359
Shinhan-Time mezzanine blind Fund		13,312	-	809	-	-	14,121
Capstone REITs No.26		3,852	(300)	2,198	-	-	5,750
JB Incheon-Bucheon REITS No.54		4,989	-	(11)	-	-	4,978
Hankook Smart Real Asset Investment Trust No.3		6,993	-	675	-	-	7,668
JB Hwaseong-Hadong REITs No.53		4,991	-	(8)	-	-	4,983
KB Oaktree Trust No.3		8,605	(771)	834	-	-	8,668
Daehan No.36 Office Asset Management Company		22,058	-	424	-	-	22,482
Rhinos Premier Mezzanine Private Investment Fund No.1		2,873	-	183	-	-	3,056
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		57,334	3,369	2,066	-	-	62,769
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,571	36	827	-	-	41,434
SKS-Yozma Fund No.1		6,599	(4,140)	996	-	-	3,455
IBKC-METIS Global Contents Investment Fund		4,550	(3,921)	(629)	-	-	-
Keistone Unicorn Private Equity Fund		6,249	(6,249)	-	-	-	-
KB Distribution Private Real Estate 3-1		26,651	-	(675)	-	-	25,976
Pacific Private Investment Trust No.49-1		28,641	-	(1,264)	-	-	27,377
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(518)	518	-	-	8,558
RIFA Real estate private placement fund for normal investoes No. 51		5,726	(340)	345	-	-	5,731
Fivetree general private equity fund No.15		12,281	(489)	780	-	-	12,572
Shinhan-Kunicorn first Fund		9,831	-	(205)	-	-	9,626
Harvest Fund No.3		15,854	(15,854)	-	-	-	-
Shinhan-Quantum Startup Fund		1,119	3,000	(133)	-	-	3,986
Shinhan Simone Fund Ⅰ		4,796	-	41	-	-	4,837
Korea Investment develop seed Trust No.1		10,242	(901)	191	-	-	9,532
Tiger Green alpha Trust No.29		26,806	(588)	2,355	-	-	28,573
STIC ALT Global II Private Equity Fund		9,859	(218)	(137)	-	-	9,504
NH-Brain EV Fund		11,592	-	(467)	-	-	11,125
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,405	450	(272)	-	-	6,583
Leverent-Frontier 4th Venture PEF		2,964	-	330	-	-	3,294
Find-Green New Deal 2nd Equity Fund		4,508	-	(43)	-	-	4,465
ShinhanFitrin 1st Technology Business Investment Association		4,437	-	82	-	-	4,519
PARATUS No.3 Private Equity Fund		4,936	(4,936)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Golden Route 2nd Startup Venture Specialized Private Equity Fund	~~W~~	3,003	(3,003)	-	-	-	-
Koramco Private Real Estate Fund 143		3,030	3,636	1	-	-	6,667
Korea Investment Top Mezzanine Private Real Estate Trust No.1		9,885	(1,169)	1,300	-	-	10,016
LB YoungNam Logistics Private Trust No.40		9,748	(600)	634	-	-	9,782
Shinhan-Cognitive Start-up Fund L.P.		9,953	(5,052)	428	-	-	5,329
IGEN2022 No.1 private Equity Fund		9,045	(9,045)	-	-	-	-
Cornerstone J&M Fund I		3,561	-	(73)	-	-	3,488
Logisvalley Shinhan REIT Co.,Ltd.		3,804	-	(206)	-	-	3,598
DA Value-Honest New Technology Investment Fund 1		2,663	(1,145)	2,581	-	-	4,099
KDB Investment Global Healthcare Private Equity Fund I		34,468	(34,468)	-	-	-	-
Shinhan-Ji and Tec Smart Innovation Fund		2,587	7,800	(410)	-	-	9,977
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		1,776	5,400	(208)	-	-	6,968
Korea Investment Green Newdeal Infra Trust No.1		5,714	4,537	6	-	-	10,257
BTS 2nd Private Equity Fund		3,772	2,860	(290)	-	-	6,342
Shinhan Global Active REIT Co.Ltd.		19,222	(69)	(156)	-	-	18,997
NH-J&-IBKC Label Technology Fund		9,866	-	(119)	-	-	9,747
Hanyang Time Mezzanine Fund		3,000	-	12	-	-	3,012
IMM Global Venture Opportunity, LP		3,115	(3,115)	-	-	-	-
Shinhan-isquare Venture PEF 1st		497	4,000	(211)	-	-	4,286
Capstone Develop Frontier Trust		6,857	(565)	1,255	-	-	7,547
Nextrade Co., Ltd.		9,700	-	-	-	-	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)		3,011	(3,011)	-	-	-	-
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,601	-	234	-	-	4,835
Eventus-IBKC LIB Fund		6,035	-	597	-	-	6,632
NH-Daishin-Kyobo healthcare 1 Fund		3,948	(3,948)	-	-	-	-
IBKC-Behigh Fund 1st		3,268	-	(49)	-	-	3,219
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		3,956	(3,956)	-	-	-	-
ON No.1 Private Equity Fund		5,362	-	(41)	-	-	5,321
Digital New Deal Kappa Private Equity Fund		4,946	-	(101)	-	-	4,845
IBKCJS New Technology Fund No.1		-	5,000	1,130	-	-	6,130
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		-	10,000	(197)	-	-	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		-	11,014	999	-	-	12,013
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		-	3,000	171	-	-	3,171
TogetherKorea Private Investment Trust No. 6		-	5,122	148	-	-	5,270
TogetherKorea Private Investment Trust No. 7		-	5,122	148	-	-	5,270
Kiwoom Material Part Equipment New Technology Investment Fund No.3		-	4,000	180	-	-	4,180

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

12. Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Penture K-Content Investment Fund	~~W~~	-	6,000	(378)	-	-	5,622
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		-	7,838	131	-	-	7,969
Hana Alternative Investment Kosmes PCBO General PEF No. 1		-	4,740	367	-	-	5,107
Shinhan-timefolio Bio Development Investment Fund		-	6,000	(73)	-	-	5,927
Shinhan M&A-ESG Investment Fund		-	4,354	(185)	-	-	4,169
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.		-	9,565	1,009	-	-	10,574
KDBC meta-enter New Technology investment fund		-	7,000	(60)	-	-	6,940
Shinhan Time Secondary Blind New Technology Investment Trust		-	4,750	4	-	-	4,754
Shinhan DS Secondary Investment Fund		-	1,815	5,662	-	-	7,477
Shinhan-OpenWater Pre-IPO Fund-1		-	5,000	(27)	-	-	4,973
Shinhan-Eco Venture Fund 2nd		-	3,650	(40)	-	-	3,610
Heungkuk-Shinhan The First Visionary Fund No.1		-	3,200	(46)	-	-	3,154
Koreainvestment-Shinhan-LEP K beauty		-	10,000	(31)	-	-	9,969
Shinhan HB Wellness 1st Fund		-	5,000	(8)	-	-	4,992
Korea real Asset Fund No.3		-	9,370	(55)	-	-	9,315
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		-	23,900	(769)	-	-	23,131
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		-	4,000	536	-	-	4,536
Time Robotics New Technology Investment Trust		-	4,000	(34)	-	-	3,966
Ascent-welcome Technology Investment Trust No.2		-	9,000	(229)	-	-	8,771
Igis General PE Real Estate Investment Trust 517-1		-	52,000	(264)	-	-	51,736
Consus Osansegyo No.2		-	8,000	104	-	-	8,104
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		-	8,500	(678)	-	-	7,822
Shinhan AIM Private Fund of Fund 9-B		-	23,036	982	-	-	24,018
Shinhan General Private Real Estate Investment Trust No.3		-	7,721	117	-	-	7,838
NH Absolute Project L General Private Investment Trust		-	4,488	405	-	-	4,893
Paros Kosdaq Venture General Private Investment Trust No. 5		-	6,000	(6)	-	-	5,994
Happy Pet Life Care New Technology Investment Association No.2		-	3,000	456	-	-	3,456
Shinhan-soo secondary Fund		-	5,250	(1)	-	-	5,249
Others		225,498	(39,576)	4,942	424	(289)	190,999
	~~W~~	2,904,474	(331,686)	125,088	9,738	(15,583)	2,692,031

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.

(*2) For the year ended December 31, 2023 it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

13. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Securities sold:
Stocks	~~W~~	620,651	628,225
Bonds		791,876	477,626
Others		373,530	343,783
		1,786,057	1,449,634
Gold/silver deposits		479,270	419,343
	~~W~~	2,265,327	1,868,977

14. Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023	Reason for designation
Equity-linked securities sold	~~W~~	5,067,445	5,610,256	Combined financial instrument
Securities sold with embedded derivatives		2,316,102	1,931,639
Debt securities issued		254,501	254,832	Fair value measurement and management
	~~W~~	7,638,048	7,796,727

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of K-IFRS 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 7,638,048 million as of June 30, 2024. Decrease in values of the liability due to credit risk changes is ~~W~~ 4,483 million for the six-month period ended June 30, 2024 and the accumulated changes in values are ~~W~~ 5,507 million as negative as of June 30, 2024.

(b) The difference between the carrying value of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Expiration payment	~~W~~	7,420,563	7,519,962
Carrying amount		7,638,048	7,796,727
Difference from carrying amount	~~W~~	(217,485)	(276,765)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

15. Debt securities issued

Debt securities issued as of June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024			December 31, 2023
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~8.50	~~W~~	66,673,586	0.00~7.70	~~W~~	65,801,744
Subordinated debt securities issued	2.20~5.20		3,070,105	2.20~5.20		2,860,105
Loss on fair value hedges	-		(241,181)	-		(225,750)
Discount on debt securities issued	-		(78,690)	-		(53,857)
			69,423,820			68,382,242
Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.28		12,457,238	0.25~7.36		9,697,265
Subordinated debt securities issued	3.34~5.75		4,745,340	3.34~5.00		3,768,942
Loss on fair value hedges			(313,614)	-		(240,483)
Discount on debt securities issued			(63,437)	-		(46,241)
			16,825,527			13,179,483
		~~W~~	86,249,347		~~W~~	81,561,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

16. Defined benefits assets and liablilities

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

(a) Defined benefit obligations and plan assets as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Present value of defined benefit obligations	~~W~~	2,167,829	2,219,490
Fair value of plan assets		(2,251,714)	(2,266,248)
Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(83,885)	(46,758)

(*) The asset for defined benefit obligation of ~~W~~83,885 million as of June 30, 2024 is the net defined benefit assets of ~~W~~176,112 million less the net defined liabilities of ~~W~~92,227 million. In addition, the asset for defined benefit obligation of ~~W~~46,758 million as of December 31, 2023 is the net defined benefit assets of ~~W~~114,378 million less the net defined liabilities of ~~W~~67,620 million.

(b) Net income relating to defined benefit liabilities for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three-month	Six- month	Three- month	Six- month
Current service cost	~~W~~	40,620	82,169	35,817	72,138
Net interest expense (income)		(6,932)	(7,482)	(8,652)	(17,454)
Past service cost		265	265	92	92
Settlement		(118)	(1,987)	5,557	5,397
	~~W~~	33,835	72,965	32,814	60,173

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

17. Provisions

(a) Provisions as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Asset retirement obligations	~~W~~	101,423	99,927
Expected loss related to litigation		27,106	31,371
Unused credit commitments		468,976	355,591
Guarantee contracts issued:		76,842	63,161
Financial guarantee contracts issued:		57,518	39,998
Non-financial guarantee contracts issued:		19,324	23,163
Others(*1), (*2), (*3)		695,514	819,616
	~~W~~	1,369,861	1,369,666

(*1) As of June 30, 2024 and December 31, 2023, the Group recognizes a provision of ~~W~~ 314,795 million and ~~W~~ 360,137 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

(*2) As of June 30, 2024 and December 31, 2023, the Group recognizes a provision of ~~W~~ 52,828 million and ~~W~~ 293,824 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood.”

(*3) As of June 30, 2024, the Group recognizes a provision of W 161,055 million for an estimated customer compensation amount related to stock-linked products based on the Hang Seng China Enterprises Index (HSCEI)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

		June 30, 2024

		Unused credit commitments			Financial guaranteed contracts issued			Total
		12 months expected credit loss	Life-time expected credit loss	Impaired financial asset	12 months expected credit loss	Life-time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589
Transfer (from)to 12 months expected credit loss		51,671	(51,582)	(89)	5,349	(5,349)	-	-
Transfer (from)to life-time expected credit loss		(14,883)	15,115	(232)	(2,582)	2,582	-	-
Transfer (from)to impaired financial asset		(563)	(1,222)	1,785	-	-	-	-
Provided (reversed)		(32,473)	35,186	108,311	(1,558)	(742)	7	108,731
Change in foreign exchange rate		1,731	630	-	1,112	421	-	3,894
OtOthers(*)		(106)	106	-	17,190	1,487	(397)	18,280
Ending balance	~~W~~	212,064	127,415	129,497	51,513	5,989	16	526,494

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

17. Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows (continued):

		December 31, 2023

		Unused credit commitments			Financial guaranteed contracts issued			Total
		12 months expected credit loss	Life-time expected credit loss	Impaired financial asset	12 months expected credit loss	Life-time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418
Transfer (from)to 12 months expected credit loss		65,058	(64,897)	(161)	3,921	(3,921)	-	-
Transfer (from)to life-time expected credit loss		(13,466)	13,502	(36)	(7,659)	7,659	-	-
Transfer (from)to impaired financial asset		(609)	(1,953)	2,562	(530)	-	530	-
Provided (reversed)		(20,883)	42,506	15,327	150	70	(14)	37,156
Change in foreign exchange rate		1,025	26	-	294	92	1	1,438
OtOthers(*)		-	-	-	(12,287)	(3,997)	(139)	(16,423)
Ending balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589

(*) Others include effects of the provision from the new financial guaranteed contracts measured at fair value, and the expired contracts, the change of discount rate and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

18. Insurance contracts liabilities and others

(a) Insurance contract liabilities as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Insurance contract assets	~~W~~	866	10,654
Insurance contract liabilities		49,667,364	48,333,208
Net insurance contract liabilities	~~W~~	49,666,498	48,322,554
Reinsurance contract assets	~~W~~	113,438	88,353
Reinsurance contract liabilities		116,490	93,240
Net reinsurance contract liabilities	~~W~~	3,052	4,887

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

18. Insurance contracts liabilities and others (continued)

(b) Income or expenses on insurance for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024
		Six-month
		Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach
Expected premium and other income	~~W~~	386,105	348,702	84,123	818,930
Adjustment for change in risk		24,824	18,070	21,402	64,296
Amortization of contractual service margin		233,918	125,624	113,206	472,748
Collection of insurance acquisition cash flows		61,541	208	104,626	166,375
Others(*)		(7,722)	39	3,098	(4,585)
Sub-total		698,666	492,643	326,455	1,517,764
Premium allocation approach		26,039	-	121	26,160
Total of insurance revenue		724,705	492,643	326,576	1,543,924
Insurance contracts with no premium allocation approach
Incurred premium and other expenses		371,820	253,566	72,942	698,328
Changes in fulfillment cash flows		10,565	83,739	10,126	104,430
Onerous contracts expense (reversal)		385	4,902	(1,115)	4,172
Amortization of insurance acquisition cash flows		61,618	208	104,548	166,374
Others(*)		(6,614)	426	(33,324)	(39,512)
Sub-total		437,774	342,841	153,177	933,792
Premium allocation approach		34,236	-	(566)	33,670
Total of insurance service expense		472,010	342,841	152,611	967,462
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		14	30,250	3,892	34,156
Changes in fulfillment cash flows		45	(11,060)	(327)	(11,342)
Others (*)		7	(5,043)	(3,173)	(8,209)
Sub-total		66	14,147	392	14,605
Premium allocation approach		8,354	-	-	8,354
Sub-total of reinsurance revenue		8,420	14,147	392	22,959
Insurance contracts with no premium allocation approach
Expected reinsurance premium		-	19,959	5,644	25,603
Adjustment for change in risk		-	1,428	416	1,844
Amortized contractual service margin		-	2,742	4,916	7,658
Others(*)		-	(2,779)	(369)	(3,148)
Sub-total		-	21,350	10,607	31,957
Premium allocation approach		6,749	-	-	6,749
Net insurance service expense		6,749	21,350	10,607	38,706
Net of insurance income (expense)	~~W~~	254,366	142,599	163,750	560,715

(*) Others include allocation of loss components, etc.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

18. Insurance contracts liabilities (continued)

(b) Income or expenses on insurance for the six-month periods ended June 30, 2024 and 2023 are as follows(continued):

		June 30, 2024
		Three-month
		Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach
Expected premium and other income	~~W~~	192,515	173,672	45,562	411,749
Adjustment for change in risk		12,117	8,875	10,640	31,632
Amortization of contractual service margin		114,046	60,342	60,371	234,759
Collection of insurance acquisition cash flows		31,462	108	56,858	88,428
Others(*)		(3,277)	(14)	2,346	(945)
Sub-total		346,863	242,983	175,777	765,623
Premium allocation approach		12,888	-	70	12,958
Total of insurance revenue		359,751	242,983	175,847	778,581
Insurance contracts with no premium allocation approach
Incurred premium and other expenses		187,958	161,809	43,336	393,103
Changes in fulfillment cash flows		(2,453)	(6,292)	679	(8,066)
Onerous contracts expense		7,010	8,262	(12,962)	2,310
Amortization of insurance acquisition cash flows		31,503	108	56,816	88,427
Others(*)		(2,772)	214	(625)	(3,183)
Sub-total		221,246	164,101	87,244	472,591
Premium allocation approach		19,527	-	(603)	18,924
Total of insurance service expense		240,773	164,101	86,641	491,515
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		11	16,337	2,190	18,538
Changes in fulfillment cash flows		13	(7,102)	(298)	(7,387)
Others (*)		6	(4,600)	(3,165)	(7,759)
Sub-total		30	4,635	(1,273)	3,392
Premium allocation approach		4,756	-	-	4,756
Sub-total of reinsurance revenue		4,786	4,635	(1,273)	8,148
Insurance contracts with no premium allocation approach
Expected reinsurance premium		-	9,907	2,910	12,817
Adjustment for change in risk		-	705	211	916
Amortized contractual service margin		-	1,929	2,896	4,825
Others(*)		-	(71)	266	195
Sub-total		-	12,470	6,283	18,753
Premium allocation approach		3,155	-	-	3,155
Net insurance service expense		3,155	12,470	6,283	21,908
Net of insurance income (expense)	~~W~~	120,609	71,047	81,650	273,306

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

18. Insurance contracts liabilities (continued)

(b) Income or expenses on insurance for the six-month periods ended June 30, 2024 and 2023 are as follows(continued):

		June 30, 2023
		Six-month
		Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach
Expected premium and other income	~~W~~	409,252	336,668	35,280	781,200
Adjustment for change in risk		29,585	17,596	10,576	57,757
Amortization of contractual service margin		286,634	97,376	62,020	446,030
Collection of insurance acquisition cash flows		68,642	21	54,418	123,081
Others(*)		(9,591)	58	826	(8,707)
Sub-total		784,522	451,719	163,120	1,399,361
Premium allocation approach		13,372	-	193	13,565
Total of insurance revenue		797,894	451,719	163,313	1,412,926
Insurance contracts with no premium allocation approach
Incurred premium and other expenses		406,399	236,641	31,797	674,837
Changes in fulfillment cash flows		8,552	74,235	2,852	85,639
Onerous contracts expense		13,138	7,556	6,425	27,119
Amortization of insurance acquisition cash flows		68,642	21	54,418	123,081
Others(*)		(6,347)	895	(17,977)	(23,429)
Sub-total		490,384	319,348	77,515	887,247
Premium allocation approach		13,653	-	112	13,765
Total of insurance service expense		504,037	319,348	77,627	901,012
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		-	33,848	1,975	35,823
Changes in fulfillment cash flows		-	(12,621)	(174)	(12,795)
Others(*)		-	(1,691)	1,376	(315)
Sub-total		-	19,536	3,177	22,713
Premium allocation approach		543	-	-	543
Sub-total of reinsurance revenue		543	19,536	3,177	23,256
Insurance contracts with no premium allocation approach
Expected reinsurance premium		-	21,427	2,710	24,137
Adjustment for change in risk		-	1,691	247	1,938
Amortized contractual service margin		-	5,250	3,224	8,474
Others(*)		-	(1,017)	1,804	787
Sub-total		-	27,351	7,985	35,336
Premium allocation approach		2,258	-	-	2,258
Net insurance service expense		2,258	27,351	7,985	37,594
Net of insurance income (expense)	~~W~~	292,142	124,556	80,878	497,576

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

18. Insurance contracts liabilities (continued)

(b) Income or expenses on insurance for the six-month periods ended June 30, 2024 and 2023 are as follows(continued):

		June 30, 2023
		Three-month
		Modified retrospective approach	Fair value approach	Others	Total
Insurance contracts with no premium allocation approach
Expected premium and other income	~~W~~	203,547	167,529	20,065	391,141
Adjustment for change in risk		14,589	8,535	5,787	28,911
Amortization of contractual service margin		144,616	41,807	34,954	221,377
Collection of insurance acquisition cash flows		46,389	28	37,789	84,206
Others(*)		(4,829)	39	(2,380)	(7,170)
Sub-total		404,312	217,938	96,215	718,465
Premium allocation approach		8,650	-	146	8,796
Total of insurance revenue		412,962	217,938	96,361	727,261
Insurance contracts with no premium allocation approach
Incurred premium and other expenses		206,337	154,779	14,091	375,207
Changes in fulfillment cash flows		(2,719)	(8,794)	292	(11,221)
Onerous contracts expense		9,787	1,251	2,632	13,670
Amortization of insurance acquisition cash flows		46,145	272	37,790	84,207
Others(*)		(3,250)	539	(9,547)	(12,258)
Sub-total		256,300	148,047	45,258	449,605
Premium allocation approach		8,107	-	(35)	8,072
Total of insurance service expense		264,407	148,047	45,223	457,677
Insurance contracts with no premium allocation approach
Incurred premium for reinsurance		(334)	16,567	1,713	17,946
Changes in fulfillment cash flows		420	(8,084)	(342)	(8,006)
Others(*)		5	(240)	(54)	(289)
Sub-total		91	8,243	1,317	9,651
Premium allocation approach		543	-	-	543
Sub-total of reinsurance revenue		634	8,243	1,317	10,194
Insurance contracts with no premium allocation approach
Expected reinsurance premium		-	10,354	1,735	12,089
Adjustment for change in risk		-	829	156	985
Amortized contractual service margin		-	2,251	1,794	4,045
Others(*)		-	(173)	753	580
Sub-total		-	13,261	4,438	17,699
Premium allocation approach		1,311	-	-	1,311
Net insurance service expense		1,311	13,261	4,438	19,010
Net of insurance income (expense)	~~W~~	147,878	64,873	48,017	260,768

(*) Others include allocation of loss components, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

19. Insurance finance income and expense

Insurance finance income or expense for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three-month	Six- month	Three-month	Six- month
Insurance finance income
Insurance contract
Foreign exchange rate change effects	~~W~~	112	312	1,960	2,081
Other		4,844	16,464	11,290	24,431
		4,956	16,776	13,250	26,512
Reinsurance contract
Discount rate change effects		-	-	(3)	6
The change in non-performance risk by reinsurer		(23)	(26)	-	-
		(23)	(26)	(3)	6
		4,933	16,750	13,247	26,518
Insurance finance expense
Insurance contract
Foreign exchange rate change effects		8,517	20,307	4,952	12,710
Discount rate change effects		-	-	(5)	12
Other		130,160	256,234	70,274	352,122
		138,677	276,541	75,221	364,844
Insurance finance income (expense)	~~W~~	(133,744)	(259,791)	(61,974)	(338,326)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity

(a) Equity as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Capital stock(*):
Common stock	~~W~~	2,695,586	2,695,586
Preferred stock		274,055	274,055
		2,969,641	2,969,641

Hybrid bond		4,201,088	4,001,731

Capital surplus:
Share premium		11,352,744	11,352,744
Others		742,224	742,224
		12,094,968	12,094,968

Capital adjustments		(706,879)	(658,664)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(3,535,677)	(3,503,542)
Equity in other comprehensive loss of associates		(1,007)	(970)
Foreign currency translation adjustments for foreign operations		(5,440)	(118,517)
Net loss from cash flow hedges		(56,621)	(35,108)
Remeasurement of defined benefit obligation		(231,448)	(292,328)
Changes in own credit risk on financial liabilities designated under fair value option		(4,053)	(3,884)
Net finance gain on insurance contract assets(liabilities)		1,854,406	2,866,623
Net finance gain on reinsurance contract assets(liabilities)		12,778	13,273
		(1,967,062)	(1,074,453)

Retained earnings		38,245,507	36,387,314

Non-controlling interest		2,765,017	2,601,328
	~~W~~	57,602,280	56,321,865

(*) Due to the retirement of earned surplus reserve, the capital is different from the total face value of the issued stock.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments of June 30, 2024 and December 31, 2023 are as follows:

	Issue date	Maturity date	Interest rate (%)		June 30, 2024	December 31, 2023
Hybrid bonds in Korean won	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	June 28, 2019	Perpetual bond	3.27		-	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	-
Hybrid bonds in foreign currency	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,201,088	4,001,731

(*) For the six-month period ended June 30, 2024, the deduction for capital related to hybrid bonds issued is ~~W~~1,167 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(c) Treasury stock

Changes in treasury stock for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

	June 30, 2024			December 31, 2023
	The number of shares		Carrying value	The number of shares		Carrying value
Beginning balance	6,352	~~W~~	227	6,352	~~W~~	227
Acquisition	6,541,412		300,050	13,507,398		485,947
Disposal	(6,353)		(227)	-		-
Retirement(*)	(3,366,257)		(150,000)	(13,507,398)		(485,947)
Ending balance	3,175,154	~~W~~	150,050	6,352	~~W~~	227

(*) For the year ended June 30, 2024, the Group acquired treasury stocks for retirement, and the retirement of 3,366,257 shares was completed on March 22, 2024. For the year ended December 31, 2023, the Group acquired treasury stocks for retirement, and the retirement of 3,676,470 shares, 4,243,281 shares, 2,842,929 shares and 2,744,718 shares was completed on March 28, 2023, June 16, 2023, August 31, 2023 and December 27, 2023, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows:

		June 30, 2024
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (loss) of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Net finance gain on insurance contract assets (liabilities)	Net finance gain on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)
Change due to fair value		(95,590)	(46)	-	-	(1,375,288)	(679)	-	-	62,558	(4,483)	(1,413,528)
Reclassification:
Change due to impairment or disposal		439	-	-	-	-	-	-	-	-	-	439
Effect of hedge accounting		-	-	-	(269,983)	-	-	-	-	-	-	(269,983)
Hedging		(18,959)	-	(96,973)	250,519	-	-	-	-	-	-	134,587
Effects from changes in foreign exchange rate		-	(4)	208,421	-	-	-	-	-	6,870	-	215,287
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	83,206	-	-	-	83,206
Deferred income taxes		28,472	13	1,795	(2,049)	363,071	184	(22,143)	-	(19,262)	61	350,142
Transfer to other account		-	-	-	-	-	-	-	-	3,388	4,253	7,641
Non-controlling interests		(51)	-	(166)	-	-	-	(183)	-	-	-	(400)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

Ending balance	~~W~~	(3,714,123)	(1,016)	(5,440)	(56,621)	1,854,406	12,778	(231,448)	9	178,446	(4,053)	(1,967,062)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2024 and the year ended December 31, 2023 are as follows (continued):

		December 31, 2023
		Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss				Total
		Gain (loss) on securities at fair value through other comprehensive income	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)
Change due to fair value		3,862,277	9,738	-	-	(2,961,019)	(28,283)	-	-	1,459	4,011	888,183
Reclassification:
Change due to impairment or disposal		465,343	-	-	-	-	-	-	-	4,199	5,077	474,619
Effect of hedge accounting		-	-	-	(69,484)	-	-	-	-	-	-	(69,484)
Hedging		(28,044)	-	(3,903)	152,927	-	-	-	-	-	-	120,980
Effects from changes in foreign exchange rate		-	-	2,316	-	-	-	-	-	2,862	-	5,178
Remeasurements of the net defined benefit plans		-	-	-	-	-	-	(272,792)	-	-	-	(272,792)
Deferred income taxes		(1,137,032)	(2,582)	(4,658)	(22,163)	788,561	7,511	71,935	-	(3,402)	(465)	(302,295)
Transfer to other account		-	-	-	-	-	-	-	-	3,055	(7,352)	(4,297)
Non-controlling interests		(4,328)	-	11	-	-	-	522	-	-	-	(3,795)
Ending balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings .

i) Changes in regulatory reserve for loan losses including non-controlling interests as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Beginning balance	~~W~~	3,456,487	3,609,851
Planned provision (reversal) for regulatory reserve for loan losses		518,694	(153,364)
Ending balance	~~W~~	3,975,181	3,456,487

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three-month	Six- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,425,479	2,747,011	1,238,265	2,626,223
Provision for regulatory reserve for loan losses		(220,983)	(517,107)	3,176	175,059
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	1,204,496	2,229,904	1,241,441	2,801,282
Basic and diluted earnings per share adjusted for regulatory reserve in Korean won(*)	~~W~~	2,270	4,205	2,302	5,181

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

20. Equity (continued)

(f) Dividends

i) Quarterly dividends paid by the controlling company for the six-month period ended June 30, 2024 are as follows:

	Record date		Total dividends
Common stock (~~W~~ 540 per share)	March 31, 2024	~~W~~	275,069

ii) By resolutions of the 23nd general meeting of stockholders, the annual dividends declared to be paid by the controlling company to the shareholders of the Company in respect of the year ended December 31, 2023 are as follows:

Total dividends
Common stock (~~W~~525 per share)	~~W~~	268,697

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

21. Operating income

Operating income for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three- month	Six- month
Operating income:
Interest income	~~W~~	7,244,965	14,435,457	6,814,724	13,307,663
Fees and commission income		1,121,853	2,186,078	1,045,050	1,995,691
Insurance income		778,581	1,543,924	727,261	1,412,926
Reinsurance income		8,148	22,959	10,194	23,256
Insurance finance income		4,933	16,750	13,247	26,518
Dividend income		74,465	153,554	60,729	129,201
Gain on financial instruments at fair value through profit or loss		1,118,250	2,553,942	809,031	2,330,867
Income from derivatives held for trading		4,931,421	11,516,265	3,122,350	9,634,034
Gain on financial instruments designated at fair value through profit or loss		(11,553)	115,509	60,065	132,649
Gain on foreign currency transaction		2,236,417	4,576,806	748,210	2,896,088
Gain on disposal of financial securities at fair value through other comprehensive income		38,040	72,618	15,668	39,915
Gain on disposal of securities at amortized cost		-	-	-	358
Reversal of allowance for credit loss		7,130	11,420	9,270	11,596
Gain on hedging instruments		138,337	406,765	(15,878)	262,457
Other operating income		280,926	482,079	163,673	362,280
		17,971,913	38,094,126	13,583,594	32,565,499

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

22. Net interest income

Net interest income for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three- month	Six- month
Interest income:
Cash and due from banks at amortized cost	~~W~~	203,349	382,095	142,482	281,986
Deposit at FVTPL		-	-	-	349
Securities at FVTPL		401,152	812,658	337,482	640,518
Securities at FVOCI		682,802	1,342,785	557,418	1,078,897
Securities at amortized cost		280,802	551,746	261,953	495,082
Loans at amortized cost		5,563,199	11,105,504	5,380,362	10,551,801
Loans at FVTPL		24,303	47,497	45,248	66,647
Insurance finance interest income		51,139	113,370	53,733	123,012
Others		38,219	79,802	36,046	69,371
		7,244,965	14,435,457	6,814,724	13,307,663
Interest expense:
Deposits		2,530,706	5,009,564	2,386,639	4,673,337
Interests on financial liabilities measured at FVTPL		3,293	6,590	2,412	3,186
Borrowings		477,793	984,200	454,700	924,826
Debt securities issued		836,065	1,637,936	653,294	1,272,326
Insurance finance interest expenses		475,498	958,618	504,381	981,090
Others		99,767	200,836	119,115	184,873
		4,423,122	8,797,744	4,120,541	8,039,638

Net interest income	~~W~~	2,821,843	5,637,713	2,694,183	5,268,025

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

23. Net fees and commission income

Net fees and commission income for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three-month	Six- month	Three-month	Six- month
Fees and commission income:
Credit placement fees	~~W~~	18,784	40,431	23,404	40,205
Commission received as electronic charge receipt		36,991	74,153	37,363	73,218
Brokerage fees		103,462	212,693	103,215	192,980
Commission received as agency		38,950	78,833	31,476	64,395
Investment banking fees		51,996	92,995	43,914	77,875
Commission received in foreign exchange activities		89,373	173,840	74,445	142,063
Trust management fees		61,436	126,338	77,789	151,844
Credit card fees		364,976	685,568	329,843	623,797
Operating lease fees		159,924	325,312	145,807	290,726
Others		195,961	375,915	177,794	338,588
		1,121,853	2,186,078	1,045,050	1,995,691
Fees and commission expense:
Credit-related fee		12,442	24,670	11,743	22,128
Credit card fees		240,798	467,114	236,610	457,114
Others		152,705	274,985	147,394	263,721
		405,945	766,769	395,747	742,963

Net fees and commission income	~~W~~	715,908	1,419,309	649,303	1,252,728

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

24. Reversal of (provision for) credit loss allowance

Reversal of (provision for) credit loss allowance on financial assets for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three-month	Six- month	Three-month	Six- month
Allowance provided:
Loans at amortized cost	~~W~~	(490,550)	(844,457)	(497,182)	(938,684)
Other financial assets at amortized cost		(23,456)	(35,712)	(34,083)	(47,447)
Unused credit line and financial guarantee		(98,625)	(108,731)	1,473	(6,981)
Securities at amortized cost		-	-	(1,757)	(1,967)
		(612,631)	(988,900)	(531,549)	(995,079)
Allowance reversed:
Securities at fair value through other comprehensive income		6,442	9,973	9,270	11,596
Securities at amortized cost		688	1,447	-	-
		7,130	11,420	9,270	11,596
	~~W~~	(605,501)	(977,480)	(522,279)	(983,483)

25. General and administrative expenses

General and administrative expenses for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three-month	Six-month	Three-month	Six-month
Employee benefits:
Salaries	~~W~~	814,108	1,615,626	823,247	1,628,771
Severance benefits:		38,954	85,265	38,691	73,829
Defined contribution		8,475	19,044	8,289	18,366
Defined benefit		30,479	66,221	30,402	55,463
Termination benefits		878	6,024	2,365	36,617
		853,940	1,706,915	864,303	1,739,217

Entertainment		10,787	20,343	9,406	19,164
Depreciation		130,452	260,071	125,291	248,954
Amortization		63,391	123,995	58,591	109,075
Taxes and utility bills		91,347	150,726	76,040	128,819
Advertising		71,664	115,835	72,091	114,469
Research		5,837	11,564	6,030	11,430
Others		244,196	454,402	231,170	427,720
	~~W~~	1,471,614	2,843,851	1,442,922	2,798,848

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

26. Share-based payments

(a) Performance shares granted as of June 30, 2024 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested at June 30, 2024	170,874	2,653,191

Fair value per share in Korean won	~~W~~ 44,222, ~~W~~ 33,122, ~~W~~ 37,387, ~~W~~ 37,081 and ~~W~~ 38,156 for the expiration of exercising period from 2019 to 2023	~~W~~ 48,150

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the past one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

26. Share-based payments (continued)

(b) Share-based compensation costs for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	3,229	25,753	28,982

		June 30, 2023
		Employees of
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	1,465	8,068	9,533

(c) Accrued expenses recognized related to share-based payment transactions as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	14,675	119,423	134,098

		December 31, 2023
		Accrued expenses
		The controlling company	The subsidiaries	Total

Performance share	~~W~~	16,079	111,056	127,135

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

27. Income tax expense

(a) Income tax expense for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three-month	Six- month	Three-month	Six- month
Current income tax expense	~~W~~	367,716	568,449	434,781	573,207
Temporary differences(*)		(54,380)	(55,266)	10,738	539,362
Income tax recognized in other comprehensive income(*)		107,117	349,946	14,117	(210,513)
Income tax expenses	~~W~~	420,453	863,129	459,636	902,056

Effective tax rate	%	22.47	23.57	26.59	25.16

(*) The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in K-IFRS No. 1012.

(b) The Group is reviewing the impact on the consolidated financial statements following the implementation of the Global Minimum Tax Act. Due to the complexity of the application of the global minimum tax law, it is difficult to reasonably estimate the impact on the consolidated financial statements, and the Group is estimating the impact on the consolidated financial statement with a tax expert.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

28. Earnings per share

Basic and diluted earnings per share for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three-month	Six- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,425,479	2,747,011	1,238,265	2,626,223
Less:
Dividends to hybrid bonds		(50,070)	(85,806)	(44,030)	(91,954)
Profit available for common stock	~~W~~	1,375,409	2,661,205	1,194,235	2,534,269

Weighted average number of common shares outstanding(*)		508,306,029	509,942,342	520,676,621	522,896,062

Basic and diluted earnings per share in Korean won	~~W~~	2,706	5,219	2,295	4,847

(*) As of June 30, 2024, the number of common shares issued by the Group is 509,393,214 shares, and the weighted average number of outstanding shares reflects changes such as the acquisition and retirement of treasury stock for the six-month periods ended June 30, 2024 and 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

29. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	15,151,745	12,503,445
Contingent guarantees		5,185,717	4,337,751
ABS and ABCP purchase agreements		1,726,769	1,533,047
		22,064,231	18,374,243
Commitments to extend credit:
Loan commitments in Korean won		92,600,647	88,913,555
Loan commitments in foreign currency		28,454,293	26,970,371
Other agreements (*)		97,680,876	96,194,944
		218,735,816	212,078,870
Endorsed bills:
Secured endorsed bills		1,311	44
Unsecured endorsed bills		12,284,830	10,519,665
		12,286,141	10,519,709
	~~W~~	253,086,188	240,972,822

(*) Unused credit commitments provided to the card customers are included, the amounts are ~~W~~ 91,717,958 million for the six-month period ended June 30, 2024 and ~~W~~90,832,893 million for the year ended December 31, 2023.

(b) Legal contingencies

As of June 30, 2024, the Group is involved with 975 pending lawsuits as a defendant with total litigation fee of ~~W~~ 1,046,471 million.

As of the June 30, 2024, the Group has recorded ~~W~~ 27,106 million and ~~W~~3,720 million, respectively, as other provisions and insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (“TRS”, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedge ("IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind.

Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

Institutional sanctions (banned from the sale of new private equity funds and etc. for six months) against the Group was finalized by the Financial Services Commission on November 12, 2021.

In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

29. Commitments and contingencies (continued)

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’. The Group was fined ~~W~~ 50 million on March 15, 2023, for relaxing its supervision obligation. However, the Group believes that additional legal liability that arise in the future in relation to the above incident is not high.

Considering the board resolutions and the results of the Financial Supervisory Service's dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(d) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of June 30, 2024, approximately ~~W~~420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery. On August 29, 2023, the Board of Directors decided to proceed with privatization using the post-settlement method. In addition, on December 8, 2023, the Board of Directors decided to privatize NH-UK Peterborough Power Plant Trust and others through a post-settlement method.

(e) The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion land trust project (108 cases other than the new residential and commercial apartment project in Mugeo-dong Nam-gu, Ulsan (excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the period ended June 30, 2024, the total PF commitment amount of PF loan financial institutions is ~~W~~ 2,595.4 billion on a temporary basis, ~~W~~ 3,472.8 billion on a limit basis, and the total PF loans amounted to ~~W~~ 4,734.9 billion.

Meanwhile, the construction company’s responsibility for completion of a total of 53 land trust projects, including the new construction project of the Logistics Center in Juchon-ri, Iljuk-myeon, Anseong-si, Gyeonggi-do, which the consolidated entity is in progress as of the end of the current period, has not been fulfilled. The total PF commitment amount of PF loan financial institutions invested in the relevant business site at the end of the current period is ~~W~~ 787.1 billion on a temporary basis and ~~W~~ 1,136.2 billion on a limit basis, and the PF loan amount is ~~W~~ 1,670.7 billion.

In addition, the completion deadline for a total of 11 land trust projects, including the Sanho-dong multiplex in Masan Happo-gu, Changwon-si, Gyeongsangnam-do, which the consolidated entity is in progress as of the end of the current period, has passed. The total PF commitment amount of PF loan financial institutions invested in the relevant business site at the end of the current period is ~~W~~ 171.2 billion on a temporary basis and ~~W~~ 233.7 billion on a limit basis, and the PF loan amount is ~~W~~ 390.0 billion.

The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group’s failure to fulfill its responsibilities, and the scope of damages to be compensated by the Group may change depending on the results of lawsuits that are in progress as of June 30, 2024 or that will proceed after the end of the current period. Since the loss amount cannot be reliably measured, the consolidated financial statements as of June 30, 2024, do not reflect these impacts. The Group will continue to monitor the progress of each business site in the future.

(f) As of June 30, 2024, the Group may lease some part of the total project cost for 37 borrowing-type land trust contracts, including the Janghyeon District office complex in Siheung, Gyeonggi-do. The additional maximum lending amount (unused limit) is ~~W~~ 367,747 million. The decision on whether to lease from the trust account for the project is not an unconditional obligation for the Group. It will be determined based on various factors, including own accounts and the fund management plan of each trust business.

(g) An investigation by the Fair Trade Commission regarding unfair collaborative practices by four commercial banks are in progress, and the results cannot be predicted at this moment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

30. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Cash and due from banks at amortized cost	~~W~~	35,035,167	34,650,390
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,378,914)	(1,322,274)
Restricted due from banks		(3,061,298)	(2,911,232)
		(4,440,212)	(4,233,506)
	~~W~~	30,594,955	30,416,884

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation Group and related parties as the scope of related parties. The amount of profit and loss, receivable balance and payable balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 12’

(a)
Balances with the related parties as of June 30, 2024 and December 31, 2023 are as follows:

Related party	Account		June 30, 2024	December 31, 2023
Investments in associates:
BNP Paribas Cardif Life Insurance	Credit card loans	~~W~~	118	105
〃	ACL		(1)	(1)
〃	Accrued income	~~W~~	28	32
〃	Deposits		7,150	2,984
〃	Allowance for Undrawn Commitment		2	2
Incorporated association Finance Saving Information Center	Credit card loans		1	-
〃	Deposits		13	7
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,700	12,000
〃	ACL		(276)	(471)
〃	Accrued income		48	51
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Accrued income		259	310
KOREA FINANCE SECURITY CO., LTD.	Deposits		100	132
〃	Credit card loans		1	-
Korea Credit Bureau	Deposits		53	640
〃	Credit card loans		226	-
Goduck Gangil1 PFV Co., Ltd.	Deposits		4	11
SBC PFV Co., Ltd.	Loans		1,020,000	-
〃	ACL		(1,658)	-
〃	Accrued income		80	-
〃	Deposits		2,228	13,113
Goduck Gangil10 PFV Co., Ltd.	Loans		-	1,100
〃	ACL		-	(5)
〃	Deposits		7,777	7,568
Shinhan Global Healthcare Investment Fund 2	Deposits		1	1
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,600
Neoplux Market-Frontier Secondary Fund	Account receivables		-	592
Gyeonggi-Neoplux Superman Fund	Account receivables		1,308	1,174
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		188	1,883

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Related parties(continued)

(a) Balances with the related parties as of June 30, 2024 and December 31, 2023 are as follows (continued):

Related party	Account		June 30, 2024	December 31, 2023
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Account receivables	~~W~~	115	123
Neoplux No.3 Private Equity Fund	Account receivables		6,517	5,866
Korea Digital Asset Custody	Deposits		77	34
〃	Credit card loans		5	-
Shinhan Smilegate Global PEF I	Unearned revenue		-	7
WaveTechnology co.Ltd.	Deposits		254	17
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		356	1,596
iPIXEL Co.,Ltd.	Credit card loans		14	-
〃	ACL		(1)	-
〃	Deposits		988	11
〃	Allowance for Undrawn Commitment		1	-
CJL No.1 Private Equity Fund	Deposits		98	265
NewWave 6th Fund	Account receivables		235	984
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		884	923
Logisvalley Shinhan REIT Co.,Ltd.	Loans		33,000	33,000
〃	ACL		(36)	(36)
〃	Accrued income		75	81
〃	Deposits		2,290	1,134
Shinhan-Albatross tech investment Fund	Deposits		2,579	2,229
Shinhan Global Active REIT Co.Ltd. (*2)	Loans		40,200	-
〃	ACL		(252)	-
〃	Derivative assets		8,939	-
〃	Accrued income		618	-
〃	Deposits		10,487	206
Shinhan VC tomorrow venture fund 1	Account receivables		549	730
Global Net Zero Solution Security Investment Trust(*1)	Accrued income		-	2
SEOKWANG T&I	Deposits		-	1
Shinhan Time 1st Investment fund	Deposits		64	151
Shinhan-Cognitive Start-up Fund L.P.	Unearned revenue		-	52
NH-J&-IBKC Label Technology Fund	Deposits		205	301
Shinhan-JW Mezzanin New Technology Fund 1st(*1)	Unearned revenue		-	7
Shinhan M&A-ESG Investment fund	Account receivables		285	285
K-REITs Infrastructure Real Estate Fund	Accrued income		5	-
MAN Grobal Strategy Fund(H)	Accrued income		1	-
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		29	13
Capstone REITs No.26	Loans		20,000	-
〃	ACL		(22)	-
〃	Accrued income		85	-
〃	Deposits		-	1
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.	Accrued income		41	21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Related parties(continued)

(a) Balances with the related parties as of June 30, 2024 and December 31, 2023 are as follows (continued):

Related party	Account		June 30, 2024	December 31, 2023
Investments in associates (continued):
Shinhan-GB FutureFlow Fund L.P.	Unearned revenue	~~W~~	121	-
LB Scotland Amazon Fulfillment Center Fund 29	Derivative assets		196	-
Shinhan AIM FoF Fund 1-A	Derivative assets		1,972	-
Pinestreet Grobal Fund 13-2	Derivative assets		28	-
Cascade Tech Co.,Ltd.	Deposits		22	-
STIC ALT Global II Private Equity Fund	Deposits		2,463	-
Douzone Techfin Co.,Ltd.	Credit card loans		17	-
〃	Deposits		23,858	-
〃	Allowance for Undrawn Commitment		1	-
Rifa Private Real Estate Investment Trust 31	Loans		14,000	-
〃	ACL		(47)	-
Pacific Private Placement Real Estate Fund No.40	Loans		14,000	-
〃	ACL		(37)	-
〃	Accrued income		122	-
Shinhan-DS Mezzanine New Technology Investment Association No. 1	Unearned revenue		226	-
Shinhan-C Square Mezzanine New Technology Investment Association No. 1	Unearned revenue		39	-
KR Seocho Co., Ltd.	Loans		11,871	-
〃	ACL		(110)	-
〃	Accrued income		9	-
KB Distribution Private Real Estate 3-1	Loans		2,000	-
〃	ACL		(5)	-
〃	Accrued income		17	-
Key management personnel and their immediate relatives:	Loans		3,318	5,003
	Assets		1,193,731	68,038
	Liabilities	~~W~~	61,985	29,797

(*1) Excluded from the associates due to disposal and liquidation for the six-month period ended June 30, 2024.

(*2) Included accounts receivable and payable with the subsidiary of the related parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2024 and 2023 are as follows:

Related party	Account		June 30, 2024		June 30, 2023
			Three- month	Six- month	Three- month	Six- month
Investments in associates:
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	259	531	848	1,216
〃	Provision for credit loss		-	-	(2)	(2)
〃	Interest expense		(1)	(6)	(4)	(49)
Partners 4th Growth Investment Fund (*1)	Interest expense		-	-	(2)	(2)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		153	247	-	115
〃	Interest expense		(3)	(5)	-	(2)
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		192	192	173	173
Shinhan-PS Investment Fund No.1	Fees and commission income		5	5	5	15
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		148	297	136	265
〃	Reversal of credit loss		195	195	-	-
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		259	555	306	642
KOREA FINANCE SECURITY CO., LTD.	Fees and commission income		1	2	1	2
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		-	122	-	139
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		-	148	-	140
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		-	-	-	56
Korea Credit Bureau	Fees and commission income		9	19	5	8
Goduck Gangil1 PFV Co., Ltd.	Interest income		-	-	43	108
〃	Reversal of credit loss		-	-	3	11
SBC PFV Co., Ltd.	Fees and commission income		6,600	7,590	-	-
〃	Interest income		4,064	6,027	-	-
〃	Interest expense		(7)	(12)	(4)	(8)
〃	Provision for credit loss		(1,371)	(1,419)	-	-
Goduck Gangil10 PFV Co., Ltd.	Interest income		-	30	20	43
〃	Interest expense		(68)	(176)	(175)	(349)
〃	Reversal of credit loss		-	5	1	1
Korea Omega Project Fund I	Fees and commission income		37	75	39	83
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		4	12	4	34
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		97	193	97	193
Future-Creation Neoplux Venture Capital Fund	Interest income		-	19	19	47
Neoplux Market-Frontier Secondary Fund	Fees and commission income		-	-	187	381
Gyeonggi-Neoplux Superman Fund	Fees and commission income		134	268	148	297
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		183	355	239	477
NewWave 6th Fund	Fees and commission income		236	471	245	489

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2024 and 2023 are as follows (continued):

Related party	Account		June 30, 2024		June 30, 2023
			Three- month	Six- month	Three- month	Six- month
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income	~~W~~	115	232	125	249
KTC-NP Growth Champ 2011-2 Private Equity Fund (*1)	Interest income		-	-	13	36
Neoplux No.3 Private Equity Fund	Fees and commission income		645	1,296	667	1,327
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		398	754	401	793
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		15	30	15	30
Ulmus SHC innovation investment fund	Fees and commission income		16	35	23	46
CJL No.1 Private Equity Fund	Interest expense		-	(2)	(3)	(5)
Leverent-Shinhan Vista New Technology Investment Fund	Fees and commission income		-	40	40	40
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		59	120	68	136
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		25	50	25	50
Shinhan-Time mezzanine blind Fund	Fees and commission income		74	149	75	75
Shinhan VC tomorrow venture fund 1	Fees and commission income		598	1,147	850	1,700
JS Shinhan Private Equity Fund	Fees and commission income		149	298	150	298
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		148	296	148	296
Shinhan-Kunicorn first Fund	Fees and commission income		-	261	-	232
Shinhan-Quantum Startup Fund	Fees and commission income		38	76	38	76
Shinhan Simone Fund Ⅰ	Fees and commission income		-	78	-	78
Shinhan Whitrin New Tech Fund	Fees and commission income		20	41	22	43
Logisvalley Shinhan REIT Co.,Ltd.	Interest income		424	847	493	983
〃	Fees and commission income		38	56	40	81
〃	Interest expense		(1)	(1)	(1)	(1)
〃	Reversal of (provision for) credit loss		-	-	24	(4)
Shinhan Dev Healthcare Investment Fund	Fees and commission income		95	177	19	39
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		(29)	193	59	67
Global Commerce New Technology Investment Fund	Fees and commission income		8	15	7	22
Shinhan-HGI Entities with social responsibility Investment Fund	Fees and commission income		15	31	15	31
Shinhan WWG Energy Fund New Technology Investment Fund	Fees and commission income		12	23	12	23
Shinhan-Ji and Tec Smart Innovation Fund	Fees and commission income		-	65	65	130
Global Net Zero Solution Security Investment Trust (*2)	Fees and commission income		-	17	20	39
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*2)	Fees and commission income		-	4	4	8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2024 and 2023 are as follows (continued):

Related party	Account		June 30, 2024		June 30, 2023
			Three- month	Six- month	Three- month	Six- month
Investments in associates (continued):
Shinhan Global Active REIT Co. Ltd.(*3)	Interest income	~~W~~	2,198	3,344	-	-
〃	Fees and commission income		840	1,657	-	-
〃	Derivative-related income		3,547	8,016	-	-
〃	Interest expense		(2)	(2)	-	(1)
〃	Provision for credit loss		(219)	(219)	-	-
DeepBlue No.1 Private Equity Fund (*1)	Interest expense		-	-	(3)	(8)
Shinhan Time 1st Investment fund	Fees and commission income		-	26	-	26
Shinhan SGC ESG Investment Fund 1st	Fees and commission income		28	57	29	57
Shinhan-iSquare Venture PEF 1st	Fees and commission income		25	50	25	50
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income		-	207	-	42
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Fees and commission income		-	216	-	216
NH-J&-IBKC Label Technology Fund	Interest expense		(2)	(4)	(7)	(7)
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		55	55	55	55
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		53	106	5	5
Shinhan M&A-ESG Investment Fund	Fees and commission income		285	570	156	156
Shinhan-JW Mezzanin New Technology Fund 1st (*2)	Fees and commission income		-	7	-	-
MAN Grobal Strategy Fund(H)	Fees and commission income		2	4	-	-
Shinhan Time Secondary Blind New Technology Investment Association	Fees and commission income		49	99	-	-
Shinhan-OpenWater Pre-IPO Fund-1	Fees and commission income		-	100	-	-
Shinhan-CJ Technology Innovation Fund No. 1	Fees and commission income		49	99	-	-
Shinhan-Eco Venture Fund 2nd	Fees and commission income		25	50	-	-
Heungkuk-Shinhan The First Visionary Fund No.1	Fees and commission income		-	200	-	-
Koreainvestment-Shinhan-LEP K beauty	Fees and commission income		-	94	-	-
Shinhan HB Wellness 1st Fund	Fees and commission income		20	39	-	-
Shinhan J&Wave New Technology Business Investment Association	Fees and commission income		4	11	-	-
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		30	44	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2024 and 2023 are as follows (continued):

Related party	Account		June 30, 2024		June 30, 2023
			Three- month	Six- month	Three- month	Six- month
Investments in associates (continued):
Shinhan DS Secondary Investment Fund	Fees and commission income	~~W~~	151	151	-	-
Fortress-Shinhan Air Cargo No. 1 New Technology Investment Association	Fees and commission income		25	50	-	-
Shinhan Ulmus Small Manager Innovative Enterprise Investment Association No. 7	Fees and commission income		24	47	-	-
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd.	Fees and commission income		20	41	-	-
Shinhan-GB FutureFlow Fund L.P.	Fees and commission income		61	116	-	-
LB Scotland Amazon Fulfillment Center Fund 29	Derivative-related income		157	196	-	-
〃	Other expense		-	(2)	-	-
Shinhan AIM FoF Fund 1-A	Derivative-related income		705	1,792	-	-
〃	Derivative-related expense		-	(232)	-	-
〃	Other income		-	22	-	-
Pinestreet Grobal Fund 13-2	Derivative-related income		19	20	-	-
〃	Derivative-related expense		5	-	-	-
Shinhan Regent New Technology Business Investment Association No. 1	Fees and commission income		-	23	-	-
Shinhan-soo secondary Fund	Fees and commission income		112	134	-	-
E&Shinhan New Growth-Up Fund	Fees and commission income		37	96	-	-
Cascade Tech Co., Ltd.	Reversal of credit loss		12	6	-	-
TheZone Techfin Co., Ltd.	Fees and commission income		1	1	-	-
〃	Interest expense		(226)	(310)	-	-
Songpa Biz Cluster PFV Co., Ltd.	Interest expense		-	(1)	-	-
STIC ALT Global II Private Equity Fund	Interest expense		-	(1)	-	-
Rifa Private Real Estate Investment Trust 31	Interest income		213	425	-	-
〃	Provision for credit loss		-	(47)	-	-
Pacific Private Placement Real Estate Fund No.40	Interest income		174	473	-	-
Shinhan-DS Mezzanine New Technology Investment Association No. 1	Fees and commission income		39	39	-	-
Shinhan Time BM Sub-Director New Technology Association	Fees and commission income		110	110	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Related parties (continued)

(b) Transactions with the related parties for the six-month periods ended June 30, 2024 and 2023 are as follows (continued):

Related party	Account		June 30, 2024		June 30, 2023
			Three- month	Six- month	Three- month	Six- month
Investments in associates (continued):
KR Seocho Co., Ltd.	Interest income	~~W~~	723	723	-	-
Shinhan Market-Frontier Investment Association No. 3	Fees and commission income		251	251	-	-
K-REITs Infrastructure Real Estate Fund	Fees and commission income		17	17	-	-
KB Distribution Private Real Estate 3-1	Interest income		51	51	-	-
〃	Provision for credit loss		(5)	(5)	-	-
Capstone REITs No.26	Interest income		85	85	-	-
〃	Provision for credit loss		(22)	(22)	-	-

Key management personnel and their close family members	Interest income		32	67	61	134
		~~W~~	23,746	41,210	6,067	12,166

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2023.

(*2) Excluded from the associates due to disposal and liquidation for the year ended June 30, 2024.

(*3) Included transaction details with the subsidiary of the related parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the six-month periods ended June 30, 2024 and 2023 are as follows:

		June 30, 2024		June 30, 2023
		Three- month	Six- month	Three-month	Six- month
Short-term employee benefits	~~W~~	5,251	11,527	7,111	12,991
Severance benefits		189	426	177	395
Share-based payment transactions(*)		3,606	7,492	1,649	3,689
	~~W~~	9,046	19,445	8,937	17,075

(*) Share-based payments refer to the remuneration expenses during the vesting period.

(d) The guarantees and purchase agreement provided between the related parties as of June 30, 2024 and December 31, 2023 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		June 30, 2024	December 31, 2023	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	-	10,000	Unused loan limit
〃	SBC PFV Co., Ltd.		100,000	-	Unused loan limit
〃	Rifa Private Real Estate Investment Trust 31		44,649	-	Unused loan limit
〃	Key Management Personnel		2,752	3,241	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		882	895	Unused credit line
The Group	Structured entities		258,736	326,830	Purchase agreement
〃	〃		127,500	-	Derivative agreement
		~~W~~	534,519	340,966

(e) Details of collaterals provided by the related parties as of June 30, 2024 and December 31, 2023 are as follows:

				Amount of assets pledged
Provided to	Provided by	Pledged assets		June 30, 2024	December 31, 2023
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	-	2,400
	Logisvalley Shinhan REIT Co.,Ltd.	Collateral trust		39,600	39,600
	Rifa Private Real Estate Investment Trust 31	Collateral trust		16,800	-
	SBC PFV Co., Ltd.	Collateral trust		1,320,000	-
	Key Management Personnel	Properties		6,876	4,417
		Deposits and etc.		1,366	1,127
		Guarantee		2,135	1,308
				10,377	6,852
			~~W~~	1,386,777	48,852

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

31. Related parties (continued)

(f) Details of significant loan transactions with related parties for the six-month period ended June 30, 2024 and for the year ended December 31, 2023 are as follows:

			June 30, 2024
Classification	Company		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,529	-	(300)	471	11,700
	Shinhan Global Active REIT Co.Ltd.		-	165,400	(125,200)	-	40,200
	SBC PFV Co., Ltd.		-	1,144,000	(124,000)	-	1,020,000
	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-	-
	Logisvalley Shinhan REIT Co.,Ltd.		33,000	34,175	(34,175)	-	33,000
	Cascade Tech Co.,Ltd.		-	66	(66)	-	-
	Rifa Private Real Estate Investment Trust 31		-	14,000	-	-	14,000
	Pacific Private Placement Real Estate Fund No.40		-	14,000	-	-	14,000
	KR Seocho Co., Ltd.		-	11,871	(7,000)	7,000	11,871
	KB Distribution Private Real Estate 3-1		-	2,000	-	-	2,000
	Capstone REITs No.26		-	20,000	-	-	20,000
Key Management Personnel			5,005	993	(2,679)	-	3,319
Total		~~W~~	50,634	1,406,505	(294,520)	7,471	1,170,090

			December 31, 2023
Classification	Company		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	-	-	(351)	11,529
	Goduck Gangil1 PFV Co., Ltd.		6,825	-	(6,825)	-	-
	Goduck Gangil10 PFV Co., Ltd.		3,100	-	(2,000)	-	1,100
	Logisvalley Shinhan REIT Co.,Ltd.		43,000	33,000	(43,000)	-	33,000
Kay Management Personnel			6,563	3,154	(4,712)	-	5,005
Total		~~W~~	71,368	36,154	(56,537)	(351)	50,634

(*) The effect on changes in allowance for credit loss is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Interests in unconsolidated structured entities

(a)
The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024	December 31, 2023
Total assets:
Asset-backed securitization	~~W~~	237,677,774	214,750,119
Structured financing		568,647,808	427,272,034
Investment fund		449,921,651	364,272,967
	~~W~~	1,256,247,233	1,006,295,120

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans at fair value through profit or loss	~~W~~	39,902	299,981	28,105	367,988
Loan at amortized cost		1,589,453	18,044,197	370,637	20,004,287
Securities at fair value through profit or loss		3,900,677	205,880	14,294,928	18,401,485
Derivative assets		11,093	-	-	11,093
Securities at fair value through other comprehensive income		4,141,446	186,446	35,115	4,363,007
Securities at amortized cost		4,975,266	-	65	4,975,331
Other assets		7,269	93,994	8,462	109,725
	~~W~~	14,665,106	18,830,498	14,737,312	48,232,916
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	6,786	405	-	7,191
Other liabilities		450	6,118	10	6,578
	~~W~~	7,236	6,523	10	13,769

		December 31, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans at fair value through profit or loss	~~W~~	9,598	309,635	123,282	442,515
Loan at amortized cost		1,061,060	16,604,162	227,185	17,892,407
Securities at fair value through profit or loss		4,366,192	129,795	13,304,176	17,800,163
Derivative assets		674	-	-	674
Securities at fair value through other comprehensive income		4,041,459	183,517	3,315	4,228,291
Securities at amortized cost		4,806,904	-	65	4,806,969
Other assets		4,636	79,822	11,935	96,393
	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	9,939	315	-	10,254
Other liabilities		301	1,628	-	1,929
	~~W~~	10,240	1,943	-	12,183

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

32. Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of June 30, 2024 and December 31, 2023 are as follows:

		June 30, 2024
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,665,106	18,830,498	14,737,312	48,232,916
Purchase agreements		999,553	56,980	2,138,718	3,195,251
Loan commitments		396,805	716,643	12,381	1,125,829
Guarantees		-	160,000	-	160,000
Others		-	367,747	-	367,747
	~~W~~	16,061,464	20,131,868	16,888,411	53,081,743

		December 31, 2023
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
Purchase agreements		1,029,819	10,462	2,134,239	3,174,520
Loan commitments		353,790	913,252	-	1,267,042
Others		-	429,549	-	429,549
	~~W~~	15,674,132	18,660,194	15,804,197	50,138,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2024 and 2023(Unaudited), and December 31, 2023

(In millions of won)

33. Events after the reporting period

(a) Quarterly dividend resolution

The Company decided to pay a quarterly dividend of ~~W~~ 540 per share for common stock and convertible preferred stock by a resolution of the board of directors on July 26, 2024. The total amount of dividends is ~~W~~ 273,358 million, and the dividend base date is June 30, 2024.

(b) Liquidation of Subsidiary Company

Shinhan AI Co., Ltd, a subsidiary of the Group, completed the liquidation process in July 2024. As a result, the Company terminated the pledge for Shinhan Bank's time deposit of W 31,000 million held by Shinhan AI during the current half of the year and received W 32,679 million of the remaining assets.